Form 10-K, Exhibit 13
period 1995-12-31
ALLIED CAPITAL CORP II
filed 1996-03-29
CIK 850426

                                                                     EXHIBIT 13


[ALLIED CAPITAL CORPORATION II LOGO]

[PHOTO - Cover Photography: The United States Capitol by Carol M. Highsmith]

ALLIED CAPITAL CORPORATION II is an investment company whose management team has specialized in small business finance for 37 years. The market demand for small business finance is strong with few providers, and the Company has developed a specialty in this market niche. Allied Capital II provides investors the unique opportunity to profit from our management team's investment experience and the ever-growing small business marketplace.

The Company operates much like a bank or finance company in its origination of subordinated loans, and it frequently receives and profits from equity interests in small businesses as well. Allied Capital II provides a unique advantage to stockholders when compared to traditional lending institutions because, as an investment company, it pays no corporate taxes - all of its profits pass directly to stockholders.

                          THE ALLIED CAPITAL COMPANIES

Allied Capital Corporation II is one company in the Allied Capital complex of public and private companies dedicated to financing the growth of small, private businesses. With more than $650 million in combined total assets, Allied Capital is a small business finance specialist and has financed everything from equipment purchases, construction loans and commercial real estate mortgages to management buyouts and acquisitions. Over the last 37 years, Allied Capital has invested in the growth of thousands of businesses nationwide while providing substantial returns to its stockholders.

                              Financial Highlights
                              ====================
                         Allied Capital Corporation II

-----------------------------------------------------------------------------------------
                                                                     December 31,
(in thousands, except per share amounts)                        1995                1994
-----------------------------------------------------------------------------------------
Total Investments at Value                                   $   99,207        $   88,130

Total Assets                                                 $  107,169        $  101,934

Shareholders' Equity (Net Asset Value)                       $  101,981        $   97,475

Net Increase in Net Assets Resulting from Operations         $   14,733        $   10,515

Earnings Per Share                                           $     2.11        $     1.52

Distributions Per Share                                      $     1.60        $     1.34

Number of Common Shares Outstanding                               7,104             6,938
-----------------------------------------------------------------------------------------

CONTENTS

Financial Highlights                                                      1

Letter To Our Stockholders                                                2

Portfolio Manager's Report                                                4

Management's Discussion And Analysis                                     10

Consolidated Comparison Of
  Financial Highlights                                                   12

Consolidated Financial Statements                                        13

Consolidated Statement Of Loans To And
  Investments In Small Business Concerns                                 17

Notes To The Consolidated
  Financial Statements                                                   20

Report Of Independent Accountants                                        26

Investment Officers                                                      27

Directors And Officers                                                   28

Investor Information                                                     29

                           Letter To Our Stockholders
                              ====================
                         Allied Capital Corporation II

[PHOTO]: David Gladstone, Chairman & Chief Executive Officer


Net income increased by 40% to $14.7 million, or $2.11 per share, making 1995 our most profitable year since inception. Total distributions to stockholders increased by 19.4% to $1.60 per share, and the stock price increased by 26% during the year. By all measures, it was a great year.

Valuations for both public and private companies throughout the United States increased dramatically this year. These circumstances created an opportune time to position several of our mature investments for sale so that we could realize the appreciation in our portfolio. As a result, much of our time this year was spent arranging sales, mergers or public offerings with our portfolio companies. The results of the increase in value are reflected in our net realized gains and net unrealized appreciation on our investments. Net unrealized appreciation is recorded when certain investments in our portfolio perform above our expectations and are valued above cost. For 1995, net unrealized appreciation increased by 95% representing our potential for future capital gains.

DIVIDENDS PER SHARE IN THE LAST NINE QUARTERS

[GRAPH]:   3/31/94 - $0.25
           6/30/94 - $0.25
           9/30/94 - $0.25
          12/31/94 - $0.25
           1/31/95 - $0.34
           3/31/95 - $0.25
           6/30/95 - $0.27
           9/29/95 - $0.29
          12/31/95 - $0.31
           1/31/96 - $0.48
           3/29/96 - $0.33

Allied Capital II raised the
regular quarterly dividend
three times in 1995. Total
distributions to stockholders
increased from $1.34 per share
in 1994 to $1.60 per share in 1995.

The growth and appreciation in the portfolio, and the corresponding increase in our net income, translated into significant growth in our total distributions to stockholders this year. The board of directors increased the regular quarterly dividend three times in 1995. At the beginning of the year, the regular dividend was $0.25 per share and at year-end it was $0.31 per share, a 24% increase. The board also increased the annual extra distribution by 41% over 1994 to $0.48 per share. We were very pleased with the Company's performance.

Allied Capital II provided a 38.4% total return to stockholders this year, our best single-year return since inception. It is our goal to continue the increase in annual distributions to stockholders and maintain a solid total return.

Total invested assets increased by 13% during the year as we made seventeen new investments and provided follow-on financing to five existing portfolio companies.

Marketing will be our primary focus in 1996. We believe there are additional investment opportunities available for Allied Capital II, and it is our objective to strengthen our targeted marketing activities, to identify strong growth industries, and to make new investments in promising small businesses. There are lots of senior debt lenders and equity investors, but there are only a few investors like Allied Capital II that primarily seek to provide subordinated debt financing. We will continue to be selective in our investing and carefully structure our investments to provide the optimal return to the Company and ultimately our stockholders.

We are grateful for your continued support. All stockholders are cordially invited to attend our Annual Meeting of Stockholders at 10:00 am on Friday, May 10, 1996 at the Strathmore Hall Arts Center, 10701 Rockville Pike, North Bethesda, Maryland.



"Allied Capital II provided a 38.4% total return to stockholders this year, our best single-year return since inception."

/s/ DAVID GLADSTONE

David Gladstone
Chairman of the Board

                           Portfolio Manager's Report
                              ====================
                         Allied Capital Corporation II

[PHOTO]: William F. Dunbar President, Chief Operating Officer & Portfolio
         Manager


Allied Capital Corporation II enjoyed another strong year of earnings in 1995. Our portfolio of investments in small, growth companies performed well during the year. Many of the investments in our portfolio have matured since we began investing six years ago and we were provided with several opportunities for significant capital gains in 1995. As a result, we were able to increase the total annual distribution to stockholders by 19.4%. The regular quarterly dividend increased by 24% during the year.

1995 CAPITAL GAINS

One of the largest components of Allied Capital II's return on investment is realized when we exit an investment. Generally, we will sell our minority equity interest in a company, which in many cases has appreciated in value over time, and this sale will result in a capital gain for Allied Capital II. The cyclical nature of the capital markets dictate that some years are better for sellers and some years are better for buyers. In 1995, we found ourselves in a seller's market, and we took advantage of these conditions. Allied Capital II realized a total of $3.6 million in capital gains from sales of our investments in four different portfolio companies. Each of the following small, private companies was sold to a larger company, our most common means of exiting a portfolio investment.

ENVIRCO CORP. is a leading manufacturer of clean room and filter systems used by pharmaceutical companies, electronics manufacturers and hospitals to create ultra-clean air environments. Allied Capital II financed a management buyout in early 1993; by mid-1994, Envirco had repaid Allied Capital II's debt, but we continued to hold warrants to purchase an equity interest representing potential ownership of 10%. In 1995, Envirco, based in New Mexico, was sold to Trion Inc., a publicly traded manufacturer of a full line of consumer, commercial and

[PHOTO - Labor Ready, Inc. worker cleaning windows]

Labor Ready, Inc. provides
short-notice staffing of
low-skilled and semi-skilled
personnel for manufacturing,
construction and service businesses.
We provided Labor Ready with
$2.3 million in subordinated
debentures and received warrants
to acquire shares of the
company's common stock.

[PHOTO - nails being polished with Kirker products]

Allied Capital II provided
buyout financing to Kirker
Enterprises, Inc., the
largest U.S. manufacturer
of bulk nail enamel and a
producer of automobile
coatings for the auto
sales after-market.

"Many of the investments in our
portfolio have matured since we
began investing six years ago and
we were provided with several
opportunities for significant
capital gains in 1995."

industrial indoor air cleaners. We realized an $805,000 capital gain from the sale of our equity interest in the company.

GLOBAL SOFTWARE, INC., based in North Carolina, is a developer and marketer of accounting software products. Allied Capital II made a $1.3 million investment in the company in February 1994 as part of a management buyout. When Global was sold in October 1995 to Quality Software Products Holdings, PLC, Allied Capital II's investment was fully repaid. For our equity ownership in Global, we received cash and stock of Quality Software Products, which is traded on the London Stock Exchange under the symbol QSP, representing a total capital gain of $591,000.

At year-end, consumer products and retail enterprises represented 20% of our total portfolio. Allied Capital II's interest in these sectors remains strong, as we have found numerous niche opportunities. One such opportunity came to fruition in 1995. After investing in DOGLOO, INC. just one year ago, Allied Capital II sold its entire equity ownership in the company to a California buyout firm in September 1995. Allied Capital II sold its stock warrants for a $1.3 million gain, and agreed to retain a subordinated debt investment in the company to help consummate the buyout transaction.

JACKSON PRODUCTS, INC. provided a $934,000 gain this year when the company was sold to a financial buyer. Headquartered in St. Louis, Jackson Products produces industrial safety equipment, including welding helmets, hard hats, face shields and safety glasses, and highway safety products such as reflective glass beads, striping tape, safety cones and arrow signs.

                           Portfolio Manager's Report
                              ====================
                         Allied Capital Corporation II



1995 NEW INVESTMENTS

During 1995, we invested a total of $38.3 million in seventeen new small businesses and five existing portfolio companies. Allied Capital II's investment focus remains on basic, low-technology industries, which have always performed well in the portfolio. In keeping with this strategy, our new investments ranged from a temporary labor service company to a nail enamel manufacturer to a provider of private, affordable education services.

In 1995, Allied Capital II invested in NOBEL EDUCATION DYNAMICS, INC., a for-profit provider of child care and education services headquartered in Pennsylvania. Nobel operates 106 campuses in 12 states educating children from ages six weeks through the eighth grade. By serving middle-income working families who place a high value on affordable, quality education, Nobel's mission is to be the leading provider of affordable private early education. Allied Capital II provided $5 million in a combination of subordinated debt and preferred stock with warrants to enable Nobel to accelerate its growth plans. Nobel is expected to continue its growth in 1996 by improving existing operations, building new schools where demand is high, and by acquiring existing schools and child care centers. In 1995, revenues grew 29% and pretax profits increased 34%. Allied Capital II's equity interest in Nobel's common stock, which is publicly traded under the symbol NEDI, has already appreciated since we made our investment. Allied Capital II believes the company has an outstanding management team and our investment has excellent growth potential.

[PHOTO - teacher and students]

Nobel Education Dynamics,
Inc. is a for-profit provider
of child care and education
services headquartered in
Pennsylvania. Allied Capital II
provided $5 million in a
combination of subordinated debt
and preferred stock with warrants
to enable Nobel to accelerate its
growth plans.

We invested in LABOR READY, INC., a successful participant in the temporary staffing industry. Driven by employers' demands for flexible staffing, the temporary personnel industry has experienced significant growth. In particular, the industrial segment of the temporary staffing market, in which Labor Ready competes, has doubled from approximately $4 billion in 1991 to $8.1 billion in

"Allied Capital II's portfolio
continues to be broadly diversified,
encompassing industries from
broadcasting to manufacturing to
software development."


1994. Headquartered in Washington state, Labor Ready provides short notice staffing of low-skilled and semi-skilled personnel for manufacturing, construction and service businesses. The Company operates "dispatch halls" where customers phone in their personnel requests, and workers meet to receive job assignments and return to be paid the same day. More than 100 locations are in operation in 26 states and Canada. We provided $2.3 million in subordinated debentures and received warrants to acquire shares of the company's common stock. With our investment, Labor Ready will finance the costs incurred from the expansion of new locations.

RADIO ONE OF ATLANTA, INC. is a broadcast company formed in 1995 to acquire the assets of WQUL-FM, a newly upgraded 25-kilowatt radio station in the Atlanta market. The company's management team has a long and successful track record in urban radio. This fact, combined with the favorable economics of the Atlanta radio market, made this startup station an attractive investment opportunity for Allied Capital II. We provided a total of $1.7 million of both senior and subordinated debt to Radio One of Atlanta to finance its $6.6 million purchase of WQUL-FM. We also received stock purchase warrants to acquire a portion of the equity of the company.

Allied Capital II provided $5 million in subordinated debt to COLORADO PRIME CORPORATION to finance a recapitalization of the company. Located in New York, Colorado Prime provides home shopping services and focuses on custom-designed food programs and non-food products related to in-home dining and family entertainment. Colorado Prime's high customer retention rates and innovative marketing strategy are expected to fuel continued growth and profitability.

LIBERTY BUSINESS FORMS & SYSTEMS, INC., also located in New York, is a classic example of our ability to find hidden investment opportunities in basic industries. Founded in 1934, Liberty is one of the country's leading manufacturers of business forms and inventory control tags for the dry cleaning industry. Allied Capital II provided $1.5 million in recapitalization financing to the company in 1995. Liberty and its experienced management team are now well-positioned to implement a strategic acquisition program to expand the company's business.

In the second quarter of 1995, Allied Capital II provided buyout financing to KIRKER ENTERPRISES, INC., the largest U.S. manufacturer of bulk nail enamel and a producer of automobile coatings for the auto sales after-market. Located in New Jersey, Kirker supplies nail enamel to the world's leading cosmetic companies and produces over a thousand colors using more than twenty-five different formulas, many of which are proprietary. Allied Capital II was particularly attracted to this industry because the barriers to entry are high and Kirker has few competitors. Over the past forty-five years, Kirker has developed the technological capabilities required to handle the complexities of the manufacturing process and product innovation. The company projects growth from new domestic customers, new product lines, acquisitions within the industry and international expansion. Allied Capital II provided $1.7 million in subordinated debt and owns warrants to acquire a portion of the company's equity at a nominal exercise price.

                           Portfolio Manager's Report
                              ====================
                         Allied Capital Corporation II


1995 FEATURED INDUSTRIES

Allied Capital II's portfolio continues to be broadly diversified, encompassing industries from broadcasting to manufacturing to software development. We believe diversity among many industries enhances the strength of our portfolio.

Allied Capital II's broadcasting portfolio, the largest single industry represented in our investment portfolio at 26%, continued to perform well in 1995. GRANT BROADCASTING SYSTEMS II currently operates WJPR and WVFT (channels 21 and 27 in Roanoke/Lynchburg Virginia). These Fox affiliate stations were purchased under distressed conditions and have been turned around by an experienced management team. If the stations continue to meet plan, our eventual exit could produce significant upside for Allied Capital II, which owns approximately 18% of the company. JUNE BROADCASTING, INC. operates the number one rated radio stations in both Pensacola, Florida and Harrisburg, Pennsylvania. June has exceeded its business plan since inception and repaid Allied Capital II's investment in December 1994, leaving us with no-cost warrants representing 8.8% of the company. June has signed a definitive agreement to be sold, and the closing is scheduled for early 1996.

Broadcasting represents
26% of Allied Capital II's
portfolio of small business
investments. The industry
continued to perform well in
1995 as was evidenced by the
net appreciation of this
industry's investments within
our porfolio.

[PHOTO - DeeJay in radio booth]

Investments in the retail sector accounted for 9% of the cost, and 13% of the value of the portfolio at year end - our highest value-to-cost appreciation in any one industry. GARDEN RIDGE CORPORATION was one of our small business investments in retail that had an outstanding year. After a successful initial public offering in May 1995 at a price of $15 per share, Garden Ridge's stock appreciated by 158% to $38.75 per share at December 31, 1995. With over 200,000 shares and warrants of Garden Ridge in our portfolio at an average cost basis of $5.70 per share, we expect this investment to provide capital gains to Allied Capital II in the future.

"We hope to continue to benefit
from these market conditions,
although most of our income is
from recurring interest on loans
and debt securities."


PORTFOLIO INDUSTRIES

[FIGURE]

Distribution-9%
Manufacturing-12%
Broadcasting-26%
Real Estate-16%
Retail-13%
Service-19%
Software Development-5%

In the software industry, TPG HOLDINGS, INC., a leading provider of data processing systems for small and mid-size banks continues to perform well. Through its largest subsidiary, Peerless Systems, TPG is at the leading edge of product innovation for its growing market and the company's large, loyal customer base continues to benefit from product upgrades and expansions. Recent new product introductions and several acquisitions under consideration should help TPG continue to grow in 1996.

THE PRIVATE EQUITY MARKET

The investment field is increasingly competitive. As a small business investor we must become more competitive. Allied Capital II has a unique niche in the small business financing market that sets us apart from many competing institutional investors. Allied Capital II provides creative, flexible financing to small business owners. Allied Capital II can provide senior debt, subordinated debt, and equity, alone or in combination, and we strive to provide small business owners with financing that is tailored to meet their growth objectives. At $3 million for an average deal size, Allied Capital II's typical investment in a portfolio company is generally smaller than most nationwide investors. Also differentiating us from other institutional investors is the fact that we focus on the broadcasting, manufacturing, distribution and service industries, which many venture capitalists bypass in their search for higher-risk, higher-return investments. These industries have become the backbone of our portfolio and have provided the steady growth that has benefited Allied Capital II and its stockholders.

Many of our portfolio companies have performed exceptionally well and are therefore attractive to potential acquirers. We believe 1996 will continue to be an excellent time to sell companies within our portfolio because the public and private equity markets continue to be strong, and publicly held strategic buyers are aggressively seeking acquisitions since most have enjoyed the benefits of the bullish stock market. We hope to continue to benefit from these market conditions, although most of our income is derived from recurring interest on loans and debt securities, and many of our portfolio companies are in noncyclical, or even counter-cyclical, industries. We look forward to the opportunities that 1996 will provide and would like to thank you, our stockholders, for your continued support.

                     Management's Discussion And Analysis
                             ====================
                        Allied Capital Corporation II

LIQUIDITY AND CAPITAL RESOURCES

Total investments increased by $11.1 million or 13% to $99.2 million at December 31, 1995 from $88.1 million at December 31, 1994. The Company disbursed a total of $38.3 million for new and follow-on investments during 1995, which represents a 35% increase from the $28.4 million disbursed for such investments in 1994. The Company was also able to exit certain mature investments in 1995 and had other investments pay off early decreasing investments by $33.9 million. Exits and early pay offs resulted in net realized gains of $3.6 million. Valuation changes in the portfolio resulted in net unrealized appreciation of $2.8 million for the year ended December 31, 1995.

The Company has outstanding commitments for future financings of small businesses of $2.1 million as of December 31, 1995. Given the cash and cash equivalents available at December 31, 1995 and the $25 million available under its existing line of credit, the Company believes that is has adequate capital to continue to satisfy its operating needs, commitments and other future investment opportunities that may arise throughout 1996.

RESULTS OF OPERATIONS

Comparison of 1995 to 1994.

Net increase in net assets resulting from operations increased 40% to $14.7 million for the year ended December 31, 1995 as compared to $10.5 million for the same period in 1994. Earnings per share was $2.11 per share for 1995 versus $1.52 for 1994.

As a business development company, the Company's portfolio consists primarily of securities issued by small privately held companies. These types of investments, by their nature, carry a high degree of business and financial risk. The Company seeks to achieve a high level of current income from its investments in these businesses to compensate for these risks. Total investment income increased 9% from $10.6 million in 1994 to $11.5 million in 1995. Interest income grew due to a net increase in the Company's outstanding loans and debt securities of $7.4 million in 1995. The Company also received a prepayment penalty on the early pay off of an investment in the third quarter of 1995 totaling $270,000, which is included in interest income. Other income consisted primarily of $308,000 of litigation costs incurred in prior periods, but recovered during 1995, and $116,000 of income resulting from an equity participation in one portfolio company.

Total expenses of $3.2 million in 1995 were slightly higher than 1994 expenses of $3.1 million. Investment advisory fee expense increased due to an increase in the Company's portfolio investments and other assets upon which the investment advisory fee is based. Legal and accounting fees are down from the prior year as the Company settled various legal matters in late 1994 which required significant legal resources in that year.

Net realized gains on investments were $3.6 million in both 1995 and 1994. The 1995 net realized gains resulted from exiting certain mature investments and the early pay off of investments. Several mature investments were sold in 1995. Net realized gains are unpredictable; however, the Company exits its portfolio investments when it believes the realized gains can be maximized. Net unrealized appreciation was $2.8 million in 1995 as compared to net unrealized depreciation of $500,000 in 1994. Net unrealized appreciation would have been greater for 1995 except for the write down of the value of one of the Company's portfolio investments by $3 million during the fourth quarter. The Company's investment in this company, which is now classified as nonperforming, equaled $5.9 million on a cost basis with a value of $2.9 million as of December 31, 1995.

                     Management's Discussion And Analysis
                             ====================
                        Allied Capital Corporation II


Distributions to stockholders for 1995 were $1.60 per share. Taxable income differed from net investment income before net unrealized appreciation on investments due to timing differences in the recognition of income for tax purposes as opposed to financial reporting purposes. The distributions were comprised of both taxable ordinary and capital gain income.

Comparison of 1994 to 1993.

Net increase in net assets resulting from operations in 1994 of $10.5 million remained relatively constant as compared to 1993, even though net investment income increased by $2.1 million from 1993 to 1994.

Total investment income increased by $2.8 million or 36% in 1994 primarily due to the growth in invested assets as well as the restructuring of certain non-performing loans which restored them, at least in part, to a performing basis. Total expenses increased by $700,000 in 1994 due to higher investment advisory fees resulting from increased investment and other assets, and the costs of certain litigation matters that were settled in 1994. Legal costs in 1994 and 1993 were $700,000 and $300,000, respectively.

Net realized gains on investments were $3.6 million in 1994 as opposed to $100,000 in 1993. Net unrealized depreciation was $500,000 in 1994 as compared to net unrealized appreciation of $5 million in 1993. During 1994, the Company realized a $3 million gain on the sale of warrants in one portfolio company that accounted for much of the unrealized appreciation in the prior year. As a result, net realized gains on investments increased significantly and net unrealized appreciation decreased by a similar amount during 1994. Overall, excluding this transaction, the Company recorded net unrealized appreciation of $2.5 million on its investments in 1994.

The Company paid dividends from taxable income in 1994 of $1.34 per share. Taxable income differed from net investment income before net unrealized depreciation on investments due to timing differences in the recognition of income for tax purposes as opposed to financial reporting purposes.

               Consolidated Comparison Of Financial Highlights
                             ====================
                        Allied Capital Corporation II

-----------------------------------------------------------------------------------------------------------
                                                             For the Years Ended December 31,
(in thousands except per share amounts)                1995       1994         1993         1992     1991
-----------------------------------------------------------------------------------------------------------
DISTRIBUTIONS
Total tax distributions                              $ 11,206   $  9,297    $  8,454   $ 7,891    $  7,594
  Ordinary income per share                          $   1.38   $   1.25    $   0.76   $  0.97    $   1.00
  Net capital gains per share                            0.22       0.09        0.46      0.18           -
  Return of capital per share                               -          -           -         -        0.13
    Total tax distributions per share                $   1.60   $   1.34    $   1.22   $  1.15    $   1.13
-----------------------------------------------------------------------------------------------------------

OPERATIONS
Total investment income                              $ 11,539   $ 10,564    $  7,770   $ 8,864    $  8,356
    Per share                                        $   1.65   $   1.52    $   1.12   $  1.29    $   1.24
Net investment income                                $  8,350   $  7,425    $  5,315   $ 6,597    $  6,547
    Per share                                        $   1.20   $   1.07    $   0.77   $  0.96    $   0.97
Net realized gains on investments                    $  3,621   $  3,562    $    148   $ 1,297    $    150
Net unrealized appreciation (depreciation)
  on investments                                     $  2,762   $   (472)   $  5,011   $   948    $ (1,159)
Net realized gains and unrealized appreciation
(depreciation) on investments                        $  6,383   $  3,090    $  5,159   $ 2,245    $ (1,009)
    Per share                                        $   0.91   $   0.45    $   0.74   $  0.33    $  (0.15)
Net increase in net assets resulting
 from operations                                     $ 14,733   $ 10,515    $ 10,474   $ 8,842    $  5,538
    Per share                                        $   2.11   $   1.52    $   1.51   $  1.29    $   0.82
Weighted average number of shares and
 share equivalents outstanding                          6,979      6,940       6,951     6,875       6,730
-----------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Investments at value                                 $ 99,207   $ 88,130    $ 70,716   $47,739    $ 48,971
Investments at cost                                  $ 93,526   $ 85,211    $ 67,325   $49,359    $ 51,539
Total assets                                         $107,169   $101,934    $100,151   $96,165    $ 91,874
Shareholders' equity (net asset value)               $101,981   $ 97,475    $ 96,225   $93,891    $ 90,387
    Per share                                        $  14.36   $  14.05    $  13.87   $ 13.60    $  13.45
Per share market value at end of year                $  17.13   $  13.63    $  14.25   $ 18.00    $  18.25
Shares outstanding at end of year                       7,104      6,938       6,938     6,906       6,720

                           Consolidated Balance Sheet
                              ====================
                         Allied Capital Corporation II

---------------------------------------------------------------------------------------------
                                                                              December 31,
(in thousands, except number of shares)                                   1995          1994
---------------------------------------------------------------------------------------------
ASSETS
Investments at Value:
 Loans and debt securities (cost: 1995 _ $86,474; 1994 _ $79,044)     $  84,235     $  79,423
 Equity securities (cost: 1995 _ $5,538; 1994 _ $3,860)                  13,548         6,714
 Other investment assets (cost: 1995 _ $1,514; 1994 _ $2,307)             1,424         1,993
                                                                      -----------------------
   Total investments                                                     99,207        88,130
Cash and cash equivalents                                                 6,227        11,591
U.S. government securities                                                    -           748
Other assets                                                              1,735         1,465
                                                                      -----------------------
   Total assets                                                       $ 107,169     $ 101,934
                                                                      =======================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Dividends and distributions payable                                  $   3,403     $   2,359
 Investment advisory fee payable                                            639           579
 Due to affiliates                                                           35           297
 Other liabilities                                                        1,111         1,224
                                                                      -----------------------
   Total liabilities                                                      5,188         4,459
                                                                      -----------------------
Commitments and Contingencies
Shareholders' Equity:
 Common stock, $1 par value, 20,000,000 shares
   authorized; 7,104,005 and 6,938,191 shares issued
   and outstanding at December 31, 1995 and 1994                          7,104         6,938
 Additional paid-in capital                                              92,225        89,860
 Notes receivable from sale of common stock                              (2,495)         (943)
 Net unrealized appreciation on investments                               5,681         2,919
 Distributions in excess of accumulated earnings                           (534)       (1,299)
                                                                      -----------------------
   Total shareholders' equity                                           101,981        97,475
                                                                      -----------------------
   Total liabilities and shareholders' equity                         $ 107,169     $ 101,934
                                                                      =======================

The accompanying notes are an integral part of these financial statements.

                     Consolidated Statement Of Operations
                             ====================
                        Allied Capital Corporation II

--------------------------------------------------------------------------------------------------------------------
                                                                                   For the Years Ended December 31,
(in thousands, except per share amounts)                                          1995           1994          1993
Investment Income:
  Interest                                                                    $  10,956       $ 10,434     $   6,774
  Net income from trust                                                               -              -           966
  Other income                                                                      583            130            30
                                                                              --------------------------------------
       Total investment income                                                   11,539         10,564         7,770
                                                                              --------------------------------------
Expenses:
  Investment advisory fee                                                         2,445          2,145         1,766
  Legal and accounting fees                                                         343            695           388
  Other operating expenses                                                          401            299           301
                                                                              --------------------------------------
       Total expenses                                                             3,189          3,139         2,455
                                                                              --------------------------------------
Net investment income                                                             8,350          7,425         5,315
Net realized gains on investments                                                 3,621          3,562           148
                                                                              --------------------------------------
Net investment income before net unrealized appreciation
  (depreciation) on investments                                                  11,971         10,987         5,463
Net unrealized appreciation (depreciation) on investments                         2,762           (472)        5,011
                                                                              --------------------------------------
Net increase in net assets resulting from operations                           $ 14,733       $ 10,515     $  10,474
                                                                              ======================================
Earnings per share                                                             $   2.11       $   1.52     $    1.51
                                                                              ======================================
Weighted average number of shares and share equivalents outstanding               6,979          6,940         6,951
                                                                              ======================================

The accompanying notes are an integral part of these financial statements.

               Consolidated Statement Of Changes In Net Assets
                             ====================
                        Allied Capital Corporation II

--------------------------------------------------------------------------------------------------------------------
                                                                                 For the Years Ended December 31,
(in thousands, except per share amounts)                                          1995         1994           1993
--------------------------------------------------------------------------------------------------------------------
Increase in Net Assets Resulting from Operations:
  Net investment income                                                       $   8,350       $  7,425     $   5,315
  Net realized gains on investments                                               3,621          3,562           148
  Net unrealized appreciation (depreciation) on investments                       2,762           (472)        5,011
                                                                              --------------------------------------
     Net increase in net assets resulting from operations                        14,733         10,515        10,474
                                                                              --------------------------------------
Distributions to Stockholders from:
  Net investment income                                                          (9,622)        (7,390)       (5,315)
  Excess of net investment income                                                     _         (1,301)            -
  Net capital gains                                                              (1,584)          (606)         (148)
  Excess of net capital gains                                                         _              -        (2,991)
                                                                              --------------------------------------
     Net decrease in net assets resulting
       from distributions to stockholders                                       (11,206)        (9,297)       (8,454)
                                                                              --------------------------------------
Capital Share Transactions:
  Net (increase) decrease in notes receivable
     from sale of common stock                                                   (1,552)            32          (173)
  Issuance of shares upon the exercise of stock options                           1,910              _           487
  Issuance of shares in lieu of cash distributions                                  621              -             -
                                                                              --------------------------------------
     Net increase in net assets resulting
       from capital share transactions                                              979             32           314
                                                                              --------------------------------------
Total increase in net assets                                                      4,506          1,250         2,334
Net assets at beginning of year                                                  97,475         96,225        93,891
                                                                              --------------------------------------
Net assets at end of year                                                     $ 101,981       $ 97,475     $  96,225
                                                                              ======================================
Net asset value per share                                                     $   14.36       $  14.05     $   13.87
                                                                              ======================================
Shares outstanding at end of year                                                 7,104          6,938         6,938
                                                                              ======================================

The accompanying notes are an integral part of these financial statements.

                     Consolidated Statement Of Cash Flows
                             ====================
                        Allied Capital Corporation II

--------------------------------------------------------------------------------------------------------------------
                                                                                   For the Years Ended December 31,
(in thousands, except per share amounts)                                          1995          1994           1993
--------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net increase in net assets resulting from operations                        $  14,733       $ 10,515     $  10,474
     Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
       Net unrealized (appreciation) depreciation on investments                 (2,762)           472        (4,011)
       Write-off of investments                                                     657            607            61
       Net realized gains on investments                                         (4,278)        (4,169)         (209)
       Interest                                                                       _         (1,469)            _
       Amortization of loan discounts                                              (967)          (906)         (832)
       Provision for losses on accrued interest and accounts receivable             526              _             _
       Changes in assets and liabilities:
        Other assets                                                               (270)           (83)        1,019
        Investment advisory fee payable                                              60            108           105
        Due to affiliates                                                          (262)          (568)        1,229
        Other liabilities                                                            18            161           204
                                                                              --------------------------------------
         Net cash provided by operating activities                                7,455          4,668         8,040
                                                                              --------------------------------------
Cash Flows from Investing Activities:
  Investments in small business concerns                                        (38,264)       (28,408)      (23,812)
  Purchase of U.S. government securities                                           (345)        (8,460)      (47,650)
  Payments on loans and debt securities and other investment assets              31,004         12,927         4,832
  Net proceeds from sale of equity securities                                     2,869          3,294         1,209
  Redemption of U.S. government securities                                        1,100         25,055        59,585
  Payments on notes receivable from sale of common stock                            358             32           314
                                                                              --------------------------------------
         Net cash provided by (used in) investing activities                     (3,278)         4,440        (5,522)
                                                                              --------------------------------------
Cash Flows from Financing Activities:
  Dividends and distributions paid                                               (9,541)        (8,464)       (7,976)
                                                                              --------------------------------------
         Net cash used in financing activities                                   (9,541)        (8,464)       (7,976)
                                                                              --------------------------------------
Net increase (decrease) in cash and cash equivalents                             (5,364)           644        (5,458)
Cash and cash equivalents, beginning of year                                     11,591         10,947        16,405
                                                                              --------------------------------------
Cash and cash equivalents, end of year                                        $   6,227       $ 11,591     $  10,947
                                                                              ======================================
Supplemental Disclosure of Cash Flow Information
  Noncash investing and financing activities:
     Issuance of shares upon the exercise of stock options                    $   1,910       $      _     $     487
     Issuance of shares in lieu of cash distributions                         $     621       $      _     $       _

The accompanying notes are an integral part of these financial statements.

                    Consolidated Statement Of Loans To And
                    Investments In Small Business Concerns
                             ====================
                        Allied Capital Corporation II

COMPANY'S NAME (STATE)                                                                     DECEMBER 31, 1995
(TYPE OF BUSINESS)                                 INVESTMENTS                             COST           VALUE
--------------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares)
ALLIED WASTE INDUSTRIES, INC. (AZ) (1)             Warrants                                $   103        $    595
(solid waste collection & disposal)
--------------------------------------------------------------------------------------------------------------------
AMERICAN BARBECUE & GRILL (KS)                     Loans and Debt Securities                 1,610           1,610
(restaurants)                                      Warrants                                     54              54
--------------------------------------------------------------------------------------------------------------------
ARNOLD MOVING COMPANY, INC. (KY)                   Loans and Debt Securities                   660             670
(moving/storage firm)                              Warrants                                     24             191
--------------------------------------------------------------------------------------------------------------------
ASW HOLDING CORPORATION (IL)                       Loans and Debt Securities                   633             633
(steel wool manufacturer)                          Warrants                                     47              47
--------------------------------------------------------------------------------------------------------------------
CERATECH HOLDINGS, INC. (IL)                       Loans and Debt Securities                   820             820
(ceramic plate manufacturer)                       Warrants                                      0               0
--------------------------------------------------------------------------------------------------------------------
CHERRY TREE TOYS, INC. (OH)                        Loans and Debt Securities                   954             954
(direct marketer of woodcrafts)                    Common Stock (103 shares)                     0               0
--------------------------------------------------------------------------------------------------------------------
COAST GAS, INC. (CA)                               Loans and Debt Securities                 1,638           1,638
(natural gas liquids distributor)                  Warrants                                     94              94
--------------------------------------------------------------------------------------------------------------------
COLORADO PRIME CORPORATION (NY)                    Loans and Debt Securities                 5,000           5,000
(home food delivery)                               Warrants                                      0               0
--------------------------------------------------------------------------------------------------------------------
CONVENIENCE CORPORATION OF AMERICA (NE)            Loans and Debt Securities                 4,300           4,300
(convenience stores)                               Warrants                                      0               0
--------------------------------------------------------------------------------------------------------------------
CONTEMPORARY MEDIA, INC. (ID)                      Loans and Debt Securities                   457             457
(radio stations)                                   Warrants                                    160             160
--------------------------------------------------------------------------------------------------------------------
DEH PRINTED CIRCUITS, INC. (IL)                    Loans and Debt Securities                 2,025           2,025
(circuit board manufacturer)                       Warrants                                    117             117
--------------------------------------------------------------------------------------------------------------------
DEVLIEG-BULLARD, INC. (CT) (1)                     Warrants                                    144             160
(tool manufacturer)
--------------------------------------------------------------------------------------------------------------------
EL DORADO COMMUNICATIONS, INC. (CA)                Loans and Debt Securities                 4,940           4,940
(radio stations)                                   Warrants                                      0               0
--------------------------------------------------------------------------------------------------------------------
ENVIROPLAN, INC. (NJ) (2)                          Loans and Debt Securities                 1,924           1,320
(emissions monitoring systems)                     Warrants                                     94               0
--------------------------------------------------------------------------------------------------------------------
ESQUIRE COMMUNICATIONS, LTD. (NY) (1)              Loans and Debt Securities                 2,597           2,597
(court reporting services)                         Warrants                                      3               3
--------------------------------------------------------------------------------------------------------------------
FOUNTAINHEAD TECHNOLOGIES, INC. (RI)               Loans and Debt Securities                 1,097           1,097
(non-chlorine water purification systems)          Warrants                                      0               0
--------------------------------------------------------------------------------------------------------------------
GARDEN RIDGE CORPORATION (TX) (1)                  Common Stock (126,522 shares)               649           3,910
(home decorating and craft products)               Warrants                                     96           1,799
--------------------------------------------------------------------------------------------------------------------
GATEWAY HEALTHCARE CORPORATION (VA)                Loans and Debt Securities                 1,997           1,997
(medical supplies distributors)                    Preferred Stock (4,550 shares)              535              45
                                                   Warrants                                      2               0
--------------------------------------------------------------------------------------------------------------------

(1) Public company; (2) Interest income not being accrued; (3) May be considered an affiliate; (4) Unrestricted security

                    Consolidated Statement Of Loans To And
                    Investments In Small Business Concerns
                             ====================
                        Allied Capital Corporation II


COMPANY'S NAME (STATE)                                                                     DECEMBER 31, 1995
(TYPE OF BUSINESS)                                 INVESTMENTS                             COST           VALUE
--------------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares)
GRANT BROADCASTING SYSTEMS II (FL)                 Loans and Debt Securities               $   839        $    839
(television stations)                              Warrants                                     61             756
--------------------------------------------------------------------------------------------------------------------
INNOTECH, INC. (VA)                                Warrants                                     30               0
(bifocal lens manufacturer)
--------------------------------------------------------------------------------------------------------------------
JUNE BROADCASTING, INC. (NJ)                       Warrants                                     46           1,576
(radio stations)
--------------------------------------------------------------------------------------------------------------------
KIRKER ENTERPRISES, INC. (NJ)                      Loans and Debt Securities                 1,548           1,548
(nail enamel manufacturer)                         Warrants                                    147             147
--------------------------------------------------------------------------------------------------------------------
LABOR READY, INC. (WA) (1)                         Loans and Debt Securities                 2,077           2,350
(temporary labor services)                         Warrants                                    279              43
--------------------------------------------------------------------------------------------------------------------
LIBERTY BUSINESS FORMS & SYSTEMS, INC. (NY)        Loans and Debt Securities                 1,462           1,462
(inventory control tags and forms)                 Warrants                                     43              43
--------------------------------------------------------------------------------------------------------------------
MIDVIEW ASSOCIATES, L.P. (VA)                      Loans and Debt Securities                   212             212
(residential land development)                     Warrants                                      0               0
--------------------------------------------------------------------------------------------------------------------
MILL-IT STRIPING, INC. (FL)                        Loans and Debt Securities                   125             125
(highway paint striping)                           Warrants                                    125               0
--------------------------------------------------------------------------------------------------------------------
MONTGOMERY TANK LINES (FL) (1,4)                   Common Stock (17,701shares)                  75             246
(tank truck carrier)
--------------------------------------------------------------------------------------------------------------------
NOBEL EDUCATION DYNAMICS, INC. (PA) (1)            Loans and Debt Securities                 3,750           3,750
(educational services)                             Preferred Stock (166,223 shares)          1,250             718
                                                   Warrants                                      0             834
--------------------------------------------------------------------------------------------------------------------
OLD MILL HOLDINGS, INC. (PA) (2)                   Loans and Debt Securities                   476             331
(custom embroidered apparel)                       Warrants                                     32               0
--------------------------------------------------------------------------------------------------------------------
QUALITY SOFTWARE PRODUCTS HOLDINGS, PLC (UK) (1)   Common Stock (41,571 shares)                396             380
(accounting software)
--------------------------------------------------------------------------------------------------------------------
RADIO ONE OF ATLANTA, INC. (GA)                    Loans and Debt Securities                 1,767           1,767
(radio stations)                                   Warrants                                      0               0
--------------------------------------------------------------------------------------------------------------------
R-TEX DECORATIVES COMPANY, INC. (PA)               Loans and Debt Securities                   664             664
(decorative ribbon manufacturer)                   Warrants                                     25               0
--------------------------------------------------------------------------------------------------------------------
STEUART PETROLEUM (DC)                             Warrants                                     48              48
(petroleum products)
--------------------------------------------------------------------------------------------------------------------
SUNSTATES REFRIGERATED SERVICES, INC. (GA) (2,3)   Loans and Debt Securities                 5,296           2,897
(cold food storage)                                Preferred Stock (83,170 shares)             276               0
                                                   Common Stock (30,976 shares)                 36              60
--------------------------------------------------------------------------------------------------------------------
TPG HOLDINGS, INC. (TX)                            Loans and Debt Securities                 1,872           1,872
(commercial banking software development)          Warrants                                      5             885
--------------------------------------------------------------------------------------------------------------------

(1) Public company; (2) Interest income not being accrued; (3) May be considered an affiliate; (4) Unrestricted security

                    Consolidated Statement Of Loans To And
                    Investments In Small Business Concerns
                             ====================
                        Allied Capital Corporation II


COMPANY'S NAME (STATE)                                                                     DECEMBER 31, 1995
(TYPE OF BUSINESS)                                 INVESTMENTS                             COST           VALUE
--------------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares and number of loans)
WBIV, INC. (CA)                                    Loans and Debt Securities               $   301        $    301
(radio station)                                    Warrants                                      0               0
--------------------------------------------------------------------------------------------------------------------
WEST VIRGINIA RADIO CORPORATION (WV)               Loans and Debt Securities                   571             571
(radio station)                                    Warrants                                    200               0
--------------------------------------------------------------------------------------------------------------------
WILLIAMS BROTHERS LUMBER COMPANY (GA)              Loans and Debt Securities                 1,458           1,458
(builders' supply yards)                           Warrants                                      9             694
--------------------------------------------------------------------------------------------------------------------
Z -SPANISH RADIO NETWORK (CA)                      Loans and Debt Securities                 2,161           2,161
(radio stations)                                   Warrants                                      2               2
--------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                                                                   $60,768        $ 65,913
--------------------------------------------------------------------------------------------------------------------
LOANS WITH NO EQUITY
--------------------------------------------------------------------------------------------------------------------
Adult Care Facility (1 loan)                                                               $ 1,460        $  1,460
--------------------------------------------------------------------------------------------------------------------
Clean Room Equipment Manufacturer (1 loan)                                                      52               0
--------------------------------------------------------------------------------------------------------------------
Hotels/Motels (3 loans)                                                                      3,672           3,672
--------------------------------------------------------------------------------------------------------------------
Mobile Home Parks (7 loans)                                                                 10,593          10,593
--------------------------------------------------------------------------------------------------------------------
Pet Products Manufacturer (1 loan)                                                           2,554           2,554
--------------------------------------------------------------------------------------------------------------------
Physical Rehabilitation Facility (1 loan)                                                      266             176
--------------------------------------------------------------------------------------------------------------------
Radio Stations (7 loans)                                                                    11,369          11,369
--------------------------------------------------------------------------------------------------------------------
Retail Shops (2 loans)                                                                       1,153           1,921
--------------------------------------------------------------------------------------------------------------------
Television Station (1 loan)                                                                    125             125
--------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                                                                   $31,244        $ 31,870
--------------------------------------------------------------------------------------------------------------------
Other Investment Assets (2)                                                                    269             179
--------------------------------------------------------------------------------------------------------------------
Pledged repurchase agreements                                                                1,245           1,245
--------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                                                                   $ 1,514        $  1,424
--------------------------------------------------------------------------------------------------------------------
GRANDTOTAL                                                                                 $93,526        $ 99,207
====================================================================================================================


(1) Public company; (2) Interest income not being accrued; (3) May be considered an affiliate; (4) Unrestricted security

                  Notes To Consolidated Financial Statements
                             ====================
                        Allied Capital Corporation II

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization. Allied Capital Corporation II (the Company) is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940 (1940 Act). The Company seeks to achieve a high level of current income by providing debt, mezzanine and equity financing, primarily for small privately owned growth companies, and through long-term growth in the value of its net assets. The Company has two wholly owned, regulated investment company subsidiaries, Allied Investment Corporation II (Allied Investment II) and Allied Financial Corporation II (Allied Financial II). Allied Investment II is licensed under the Small Business Investment Act of 1958 as a Small Business Investment Company (SBIC) and Allied Financial II has submitted its Specialized Small Business Investment Company (SSBIC) license application to the Small Business Administration (SBA) for approval.

The Company has an investment advisory agreement with Allied Capital Advisers, Inc. (Advisers), whereby Advisers manages the investments of the Company subject to the supervision and control of the Company's board of directors. Certain directors and officers of Advisers are also directors and officers of the Company.

Co-investments. Investments made by the Company are made in participation with a separately organized public closed-end management investment company and two private venture capital partnerships, which are also managed by the Company's investment adviser, in accordance with the conditions of an exemptive order issued to the Company by the Securities and Exchange Commission (Commission) permitting co-investments.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany balances and transactions.

Valuation of Investments. Investments are carried at value, as determined by the board of directors. Loans and debt securities, which are not publicly traded, and warrants and stocks for which there is no public market are valued based on collateral, the ability to make payments, the earnings of the investee and other pertinent factors. The values assigned are considered to be amounts which could be realized in the normal course of business or from an orderly sale or other disposition of the investments. In the normal course of business, loans and debt securities are held to maturity, and the amount realized, in addition to interest, is the face value, which may equal or exceed cost.

Equity securities which are publicly traded are generally valued at their quoted market price, less a discount to reflect the effects of restrictions on the sale of such securities.

U.S. government securities, cash and cash equivalents are carried at cost which approximates fair value.

Interest Income. Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Original issue discount is amortized into interest income using the effective interest method. All closing points received upon the funding of loans or debt securities are treated as original issue discount and are amortized over the period to maturity of such investments.

Realized Gains or Losses and Unrealized Appreciation or Depreciation on Investments. Realized gains or losses are accounted for on the trade date and are measured by the difference between the proceeds of sale and the cost basis of the investment without regard to unrealized appreciation or depreciation previously recognized, and include investments written off during the year, net of recoveries. Unrealized appreciation or depreciation reflects the difference between cost and value.

Distributions to Stockholders. Distributions to stockholders are recorded on the ex-dividend date.

Federal Income Taxes. The Company and its wholly owned subsidiaries' objectives are to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies. The Company and its wholly owned subsidiaries annually distribute all of their taxable income to their stockholder(s); therefore, a federal income tax provision is not required.

In addition, no provision for deferred income taxes has been made for the unrealized appreciation on investments since the Company and its wholly owned subsidiaries intend to continue to annually distribute all of their taxable income.

Dividends declared by the Company in December that are payable to stockholders of record on a specified date in such month, but paid during January of the following year, are treated as if the dividends were received by the stockholder on December 31 of the year declared.

                  Notes To Consolidated Financial Statements
                             ====================
                        Allied Capital Corporation II

Earnings Per Share. Earnings are defined as the net investment income, net realized gains on investments and net unrealized appreciation or depreciation on investments. The computation of earnings per share is based on the weighted average number of shares and share equivalents outstanding during the period. Equivalent shares included in the computation represent shares issuable upon assumed exercise of stock options which would have a dilutive effect in years where there are earnings.

Cash and Cash Equivalents. Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the acquisition date. At December 31, cash and cash equivalents consisted of the following:

-------------------------------------------------
(in thousands)                  1995         1994
-------------------------------------------------
Cash                           $   309    $ 8,171
Repurchase agreements            5,918      3,420
                               ------------------
    Total                      $ 6,227    $11,591
                               ==================

-------------------------------------------------

On December 31, 1995, the Company had purchased $5,918,000 of overnight repurchase agreements collateralized by U.S. Government securities under agreements to resell on January 2, 1996. Due to the short-term nature of the agreements, the Company did not take possession of the securities which were instead held for the Company by the bank.

Incentive Stock Option Plan. Statement of Financial Accounting Standards No. 123, issued in October 1995, established new accounting standards for stock-based compensation plans and is effective for fiscal years beginning after December 15, 1995. This new standard will have no material impact on the Company's financial statements.

Reclassifications. Certain reclassifications have been made to the 1994 and 1993 financial statements to conform with the 1995 financial statement presentation.

NOTE 2. INVESTMENTS

The loans and debt securities included in investments are at annual stated interest rates ranging from approximately zero percent to 17 percent, and are generally payable in installments with final maturities from six months to 26 years from date of issue. At December 31, 1995 and 1994, loans and debt securities with a cost basis of approximately $7,962,000 and $0, respectively, were not accruing interest.

The investments of the Company and its subsidiaries consist primarily of securities issued by privately owned companies. A majority of the securities held by the Company are subject to restrictions on their resale or are otherwise illiquid and cannot be sold to the public without registration under the Securities Act of 1933. In connection with the Company's investments in securities of publicly traded companies, the securities held with the following companies are subject to restrictions on their sale: Allied Waste Industries, Inc.; DeVlieg-Bullard, Inc.; Esquire Communications, Ltd.; Garden Ridge Corporation; Labor Ready, Inc.; Nobel Education Dynamics, Inc.; and Quality Software Products Holdings, PLC. All of the Company's equity securities are non-income producing.

The following industries represent five percent or more of the total value of the loans outstanding at December 31:


---------------------------------------------------
                                  1995        1994
---------------------------------------------------
Broadcasting                       26%        16%
Cold food storage                    *         8%
Educational services                5%          *
Home food delivery                  5%          *
Manufacturing                      12%         9%
Mobile home parks                  11%        14%
Museums                              *         5%
Retail                             13%         6%
Software development                5%         6%
---------------------------------------------------

* less than 5%

                  Notes To Consolidated Financial Statements
                             ====================
                        Allied Capital Corporation II

At December 31, 1995 and 1994, the net unrealized appreciation for all securities based on cost for federal income tax purposes was as follows:

--------------------------------------------------------------
(in thousands)                               1995       1994
--------------------------------------------------------------
Aggregate gross unrealized
  appreciation in which there is an
  excess of value over cost                $10,736    $ 2,666
Aggregate gross unrealized
  depreciation in which there is an
  excess of cost over value                 (5,805)    (1,048)
                                           -------------------
Net unrealized appreciation                $ 4,931    $ 1,618
                                           ===================

--------------------------------------------------------------

The aggregate cost of securities at December 31, 1995 and 1994 for federal income tax purposes was $94,276,000 and $86,512,000, respectively.

NOTE 3. INVESTMENT ADVISORY AGREEMENT

The Company has an investment advisory agreement with Advisers that is approved at least annually by the board of directors or by vote of the holders of a majority of the outstanding shares of the Company. The agreement may be terminated at any time on sixty days' notice, without penalty, by the Company's board of directors or by vote of the holders of a majority of the Company's outstanding shares and will terminate automatically in the event of its assignment.

The Company pays all operating expenses, except those specifically required to be borne by Advisers. The expenses paid by Advisers include the compensation of the Company's officers and the cost of office space, equipment and other personnel required for the Company's day-to-day operations. The expenses that are paid by the Company include the Company's share of transaction costs incident to the acquisition and disposition of investments, legal and accounting fees, the fees and expenses of the Company's independent directors and the fees of its officer-directors, the costs of printing and mailing proxy statements and reports to stockholders, costs associated with promoting the Company's stock, and the fees and expenses of the Company's custodian and transfer agent. The Company is also required to pay expenses associated with litigation and other extraordinary or non-recurring expenses, as well as expenses of required and optional insurance and bonding. All fees paid by or for the account of an actual or prospective portfolio company in connection with an investment transaction in which the Company participates are treated as commitment fees or management fees and are received by the Company, pro rata to its participation in such transaction, rather than by Advisers. Advisers is entitled to retain for its own account any fees paid by or for the account of a company, including a portfolio company, for special investment banking or consulting work performed for that company which is not related to such investment transaction or management assistance. As compensation for its services to and the expenses paid for the account of the Company, Advisers is paid a fee, quarterly in arrears. Beginning in the second quarter of 1995, a fee was paid equal to 0.625 percent per quarter of the quarter-end value of the Company's consolidated total assets, less interim investments (i.e., U.S. government securities) and cash and cash equivalents, plus 0.125 percent per quarter of the quarter-end value of consolidated interim investments, cash and cash equivalents. These fees on an annual basis approximate 2.5 percent on consolidated invested assets and 0.5 percent on consolidated interim investments, cash and cash equivalents. In the first quarter of 1995, and in 1994 and 1993, Advisers was entitled to a fee equal to 0.625 percent per quarter of the quarter-end value of the Company's consolidated total assets; however, Advisers waived a portion of its fee and agreed to a fee equal to
0.625 percent per quarter of each quarter-end value of the consolidated total assets excluding consolidated interim investments, cash and cash equivalents, plus 0.125 percent per quarter of the quarter-end value of the consolidated interim investments, cash and cash equivalents.

NOTE 4. DIVIDENDS AND DISTRIBUTIONS

The Company's board of directors declared and the Company paid a $0.31 per share dividend for the fourth quarter, a $0.29 per share dividend for the third quarter, a $0.27 per share dividend for the second quarter and a $0.25 per share dividend for the first quarter of 1995. The Company's board of directors also declared an extra distribution in the fourth quarter of $0.48 per share, which was paid to stockholders on January 31, 1996, for a total distribution in 1995 equal to $1.60 per share.

                  Notes To Consolidated Financial Statements
                             ====================
                        Allied Capital Corporation II

The components of the dividends and distributions of taxable income declared by the board of directors for 1995, 1994 and 1993 were as follows:

----------------------------------------------------------------------------------------------
(in thousands, except per share amounts) 1995                 1994                 1993
                                             PER                   Per                    Per
                                AMOUNT      SHARE      Amount     Share      Amount      Share
----------------------------------------------------------------------------------------------
Ordinary income              $     9,622   $ 1.38      $8,691    $ 1.25     $ 5,315     $ 0.76
Long-term capital gains            1,584     0.22         606      0.09       3,139       0.46
                             -----------------------------------------------------------------
    Totals                   $    11,206   $ 1.60      $9,297    $ 1.34     $ 8,454     $ 1.22
                             =================================================================

----------------------------------------------------------------------------------------------

The 1995 distributions of $1.60 per share were comprised of cash payments and issuance of the Company's shares pursuant to the Company's dividend reinvestment plan in the amounts of $1.38 and $0.22, respectively. The 1994 and 1993 distributions of $1.34 and $1.22 per share, respectively, were paid in cash. Amounts represent the total of the quarterly dividends and the year-end extra distribution declared by the Company based on the actual shares outstanding on the record date for each dividend paid.

The following represents a reconciliation from taxable income to income for financial reporting purposes for the year ended December 31:

--------------------------------------------------------------
(in thousands)                      1995     1994        1993
--------------------------------------------------------------
Taxable income                   $11,206   $ 9,297    $ 8,454
Market discount amortization           -    (1,301)         -
Net realized gains                 1,267     2,991     (2,991)
Net unrealized appreciation
 (depreciation) on investments     2,762      (472)     5,011
Other                               (502)        -          -
                                 -----------------------------
Financial statement income       $14,733   $10,515    $10,474
                                 =============================

--------------------------------------------------------------

Under the 1940 Act, the Company is not permitted to make distributions to stockholders unless it meets certain asset coverage requirements with respect to money borrowed and senior securities issued. The Company was in compliance with these requirements.

The Company's wholly owned subsidiary, Allied Investment II, annually distributes all of its taxable income to the Company. In order to make such distributions, Allied Investment II must meet the minimum capital requirements as set forth by the SBA. Allied Investment II was in compliance with these requirements.

NOTE 5. BANK LOANS

The Company has a revolving line of credit agreement with a bank under which it may borrow up to $25,000,000, at an interest rate equal to the thirty, sixty or ninety day (as selected by the Company) LIBOR rate plus 1.15 percent per annum, payable quarterly. The company must pay a quarterly commitment fee of 0.125 percent per annum on the average unused portion of the line of credit. During 1995, the Company did not use this facility and had no borrowings outstanding under this agreement as of December 31, 1995. The revolving period of the line of credit agreement expires May 31, 1997.

NOTE 6. SHAREHOLDERS' EQUITY

The Company has a dividend reinvestment plan (the Plan). Stockholders of record are automatically enrolled in the Plan, and the Plan is considered an "opt-out" plan. The Company may instruct the stock transfer agent to buy shares in the open market or to issue new shares. When the Company issues new shares, the price is equal to the average of the closing sales prices reported for the shares for the five days on which trading in the shares takes place on and immediately prior to the dividend payment date. During 1995, the Company issued 35,796 shares at an average price of $17.34 per share. No shares were issued under the Plan in 1994.

The Company has an incentive stock option plan (the ISOplan) which allows the granting of options to the Company's officers. Under the ISOplan as amended, a maximum of 1,200,000 options may be granted at a price not less than the market value on the date of the grant and may be exercisable over a ten year period. In May 1994, the ISO plan was amended to permit grants to non-officer directors. The Company's stockholders approved a one-time grant of options to each member of the board of directors who is not an

                  Notes To Consolidated Financial Statements
                             ====================
                        Allied Capital Corporation II

employee of the investment adviser to purchase 10,000 shares of the Company's common stock and such grants were subject to Commission approval. Such approval was granted by the Commission on December 26, 1995 and the options were granted at the current market price as of that date. Holders of ten percent or more of the Company's stock must exercise their options within a five-year period.

Officers of the Company may borrow from the Company the funds necessary to exercise vested stock options. The loans have varying terms not exceeding ten years and generally bear interest at the applicable federal interest rate in effect at the date of issue.

A summary of the activity in the ISO plan is as follows:

-----------------------------------------------------------------------------------------------------------------
                                                               1995                 1994                   1993
-----------------------------------------------------------------------------------------------------------------
Options outstanding at January 1,                            608,433               510,765               212,380
Options granted                                              260,888               118,168               345,340
Options exercised                                           (130,018)                    -               (29,164)
Options canceled                                            (120,635)              (20,500)              (17,791)
                                                    -------------------------------------------------------------
Options outstanding at December 31,                          618,668               608,433               510,765
                                                    =============================================================
Options available for grant                                  338,658               478,911                67,779
Options exercisable                                          309,558               321,603               200,224
                                                    -------------------------------------------------------------
Option prices per share:
      Granted                                       $  13.75 - 17.75       $ 13.75 - 14.25      $  16.50 - 18.25
      Exercised                                     $  13.75 - 16.50                     -      $  15.68 - 18.63
      Canceled                                      $  15.00 - 22.75       $ 13.75 - 22.75      $  18.25 - 22.75
                                                    -------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

NOTE 7. NET EQUITY INTEREST IN TRUST

During 1993, the Company assumed assets which were held in a grantor trust in 1992. While these assets were held in the grantor trust, the Company retained the residual interest in these assets that resulted in the recognition of $966,000 in net income from the trust for the year ended 1993. As of December 31, 1993 the trust had no remaining assets or liabilities.

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company had commitments outstanding to various prospective and existing portfolio companies totaling $2,138,000 at December 31, 1995.

At December 31, 1995, the Company had standby letters of credit and third party guarantees outstanding totaling $1,312,000. The conditional commitments under the letters of credit have been issued by a financial institution on behalf of the Company to guarantee performance of certain portfolio companies to third parties. Repurchase agreements of $1,245,000 have been used as collateral for the letters of credit.

The Company is party to certain lawsuits in connection with investments it has made to small businesses. While the outcome of these legal proceedings cannot at this time be predicted with certainty, management does not expect that these actions will have a material effect upon the financial position of the Company.

NOTE 9. CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries place their cash in financial institutions and, at times, cash held in checking accounts may be in excess of the FDIC insurance limit.

                  Notes To Consolidated Financial Statements
                             ====================
                        Allied Capital Corporation II

NOTE 10. QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

------------------------------------------------------------------------------------
(in thousands, except per share amounts)                   1995
                                         QTR 1       QTR 2      QTR 3        QTR 4
------------------------------------------------------------------------------------
Total investment income                 $ 2,932     $ 2,808    $ 3,158      $2,641
Net investment income                   $ 2,132     $ 1,979    $ 2,382      $1,857
Net increase (decrease) in net assets
 resulting from operations              $ 2,943     $ 5,648    $ 6,211      $  (69)
Per share                               $  0.42     $  0.81    $  0.89      $(0.01)
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
                                                           1994
                                         Qtr 1       Qtr 2      Qtr 3        Qtr 4
------------------------------------------------------------------------------------
Total investment income                 $ 2,043     $ 2,195    $ 2,305      $4,021
Net investment income                   $ 1,422     $ 1,530    $ 1,660      $2,813
Net increase in net assets resulting
    from operations                     $ 1,431     $ 2,666    $ 1,308      $5,110
Per share                               $  0.21     $  0.38    $  0.19      $ 0.74
------------------------------------------------------------------------------------

Quarterly amounts for 1994 have been reclassified to conform with classifications used in the financial statements for 1995.
--------------------------------------------------------------------------------

                      Report Of Independent Accountants
                             ====================
                        Allied Capital Corporation II

THE BOARD OF DIRECTORS AND STOCKHOLDERS
ALLIED CAPITAL CORPORATION II




We have audited the consolidated balance sheet of Allied Capital Corporation II and its wholly owned subsidiaries as of December 31, 1995 and 1994, including the consolidated statement of loans to and investments in small business concerns as of December 31, 1995, and the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 1995, and the selected per share data presented as financial highlights for each of the five years in the period ended December 31, 1995. These financial statements and per share data are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and per share data based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included the examination or confirmation of securities owned at December 31, 1995 and 1994. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and selected per share data referred to above present fairly, in all material respects, the financial position of Allied Capital Corporation II and its wholly owned subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 1995, and the selected per share data for each of the five years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As explained in Note 1, the consolidated financial statements include securities valued at $99,207,000 as of December 31, 1995 and $88,130,000 as of December 31, 1994, (93 percent and 86 percent, respectively, of total assets) whose values have been estimated by the Board of Directors in the absence of readily ascertainable market values. We have reviewed the procedures used by the Board of Directors in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

/s/ MATTHEWS, CARTER AND BOYCE

McLean, Virginia
February 2, 1996

                              Investment Officers
                              ====================
                         Allied Capital Corporation II

[PHOTO]:
Philip A. McNeill
Senior Vice President

[PHOTO]:
Susan Gallagher
Senior Vice President

[PHOTO]:
Carr T. Preston
Senior Vice President

[PHOTO]:
Thomas H. Westbrook
Senior Vice President

[PHOTO]:
George Stelljes III
Senior Vice President

[PHOTO]:
Richard E. Fearon, Jr.
Vice President

[PHOTO]:
Gay S. Truscott
Vice President

[PHOTO]:
Robert M. Monk
Assistant Vice President

[PHOTO]:
Erik A. Scott
Vice President

[PHOTO]:
Donnel K. Pullum
Assistant Vice President

                             Directors And Officers
                              ====================
                         Allied Capital Corporation II

DIRECTORS

David Gladstone(1)
Chairman of the Board &
Chief Executive Officer

George C. Williams(1)
Vice Chairman of the Board

William F. Dunbar
President & Chief Operating Officer

John D. Firestone(2,3)
Chairman of the Board,
Secor Investments, Inc.

Lawrence I. Hebert(1,3)
Director & President, Perpetual Corporation (holding & management company)

John I. Leahy(2)
President, Management & Marketing Associates, Inc.
(management consulting firm)

John D. Reilly(1,3)
President, Reilly Investment Corporation

Smith T. Wood(1,2)
President, CyberServ, L.L.C.
(computer services provider)



OFFICERS

David Gladstone
Chairman of the Board

George C. Williams
Vice Chairman of the Board

William F. Dunbar
President & Chief Operating Officer

Katherine C. Marien
Executive Vice President

John M. Scheurer
Executive Vice President

Joan M. Sweeney
Executive Vice President

G. Cabell Williams III
Executive Vice President

Thomas R. Salley
General Counsel & Secretary

Tricia B. Daniels
Senior Vice President

Jon A. DeLuca
Senior Vice President, Treasurer &
Chief Financial Officer

Susan Gallagher
Senior Vice President

Philip A. McNeill
Senior Vice President

Carr T. Preston
Senior Vice President

George Stelljes III
Senior Vice President

Thomas H. Westbrook
Senior Vice President

Richard E. Fearon, Jr.
Vice President

Erik A. Scott
Vice President

Suzanne V. Sparrow
Vice President, Investor Relations

Gay S. Truscott
Vice President

Penni F. Roll
Controller & Assistant Treasurer

Kelly A. Anderson
Corporate Controller & Assistant Treasurer

Robert M. Monk
Assistant Vice President

Donnel K. Pullum
Assistant Vice President

Arthur S. Cooper
Assistant Secretary

(1) Executive Committee
(2) Audit Committee
(3) Stock Option Committee

                              Investor Information
                              ====================
                         Allied Capital Corporation II

CORPORATE HEADQUARTERS
c/o Allied Capital Advisers, Inc.
1666 K Street, NW, 9th Floor
Washington, DC 20006
Tel: (202) 331-1112
Fax: (202) 659-2053

TRANSFER AGENT & REGISTRAR
Information on transferring securities,
replacing a lost or stolen certificate,
or processing a change of address
should be directed to:

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(800) 937-5449

DIVIDEND REINVESTMENT PLAN
For the benefit of our stockholders the
Company provides a dividend reinvestment plan. All communication regarding this service should be directed to the Company's transfer agent and registrar who also serves as the plan administrator.

STOCK MARKET LISTING
Nasdaq National Market
Symbol: ALII
CUSIP Number: 019 037 100


ANNUAL MEETING OF STOCKHOLDERS
The 1996 Annual Meeting of Stockholders will be held at 10:00 a.m. on Friday, May 10, 1996 at Strathmore Hall Arts Center, 10701 Rockville Pike, North Bethesda, Maryland. All stockholders are welcome to attend.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the Securities and Exchange Commission, will be sent at no charge to any stockholder upon request to the Investor Relations Department at the Company's corporate headquarters.

INDEPENDENT ACCOUNTANTS
Matthews, Carter and Boyce
McLean, VA

NUMBER OF STOCKHOLDERS
As of December 31, 1995, there were approximately 1,900 stockholders of record. The Company estimates there were 10,100 beneficial stockholders.

INVESTMENT ADVISER
Allied Capital Advisers,Inc.
Washington, DC
Shares of the investment adviser are traded on Nasdaq National Market under the symbol ALLA.

QUARTERLY STOCK PRICE AND DISTRIBUTIONS TO STOCKHOLDERS

The following table sets forth the high and low bid prices of the Company's common stock by calendar quarter during 1995 and 1994 and distributions paid per share. The quotations represent interdealer quotations and do not include markups, markdowns or commissions and may not necessarily represent actual transactions.

-------------------------------------------------------------------------------------------------------------
                                                   1995                                 1994
                                                           DISTRIBUTIONS                       Distributions
                                        HIGH         LOW     PER SHARE       High       Low      Per Share
------------------------------------------------------------------------   ----------------------------------
First Quarter                           $ 14.75     $ 13.75    $  0.25      $15.00    $13.50     $  0.25
Second Quarter                          $ 16.25     $ 14.00    $  0.27      $14.75    $13.25     $  0.25
Third Quarter                           $ 16.25     $ 15.00    $  0.29      $15.50    $13.50     $  0.25
Fourth Quarter                          $ 19.00     $ 15.75    $  0.31      $15.25    $13.50     $  0.25
Annual Extra Distribution                                      $  0.48                           $  0.34
                                                               -------                           -------
    Total Distributions                                        $  1.60                           $  1.34
                                                               =======                           =======

-------------------------------------------------------------------------------------------------------------

                            [ALLIED CAPITAL LOGO]
             1666 K Street, NW - 9th Floor - Washington, DC 20006
                     (202) 331-1112 - Fax: (202) 659-2053
                         http://www.alliedcapital.com