Form 10-K, Exhibit 13
period 1996-12-31
ALLIED CAPITAL CORP II
filed 1997-03-28
CIK 850426

                                                                      EXHIBIT 13




                         Allied Capital Corporation II

                            SHAREHOLDER INFORMATION


CORPORATE OFFICE
c/o Allied Capital Advisers, Inc.
1666 K Street, NW, 9th Floor
Washington, DC 20006
Telephone:                          (202) 331-1112
Facsimile:                          (202) 659-2053
News-On-Demand:                     (888) 329-5519
Investor Relations:                 (202) 973-6334
Investor Relations E-mail:          ir@alliedcapital.com
Marketing:                          (202) 331-2439
Marketing E-mail:                   info@alliedcapital.com
Internet Address:                   http://www.alliedcapital.com

STOCK TRANSFER AGENT AND REGISTRAR
Inquiries on transferring securities, replacing a lost or stolen certificate, participating in the Dividend Reinvestment Plan, requesting Direct Deposit information or processing a change of address should be directed to:
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
In the United States:               (800) 937-5449
Outside the United States:          (212) 936-5100
E-mail:                             info@amstock.com
Internet Address:                   http://www.amstock.com

FORM 10-K REPORT
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders upon written request to the Investor Relations Department at the Company's corporate offices. This information is also available on Allied Capital's Internet site: http://www.alliedcapital.com

1997 ANNUAL MEETING OF SHAREHOLDERS
Montgomery Room at The Residence Inn by Marriott,
7335 Wisconsin Avenue, Bethesda, Maryland 20814
Friday, May 2, 1997
10 a.m. (EST)
All shareholders are welcome to attend.

INDEPENDENT ACCOUNTANTS
Matthews, Carter and Boyce, P.C.
McLean, VA

STOCK MARKET LISTING
Allied Capital Corporation II common stock is quoted on the Nasdaq National Market under the ticker symbol ALII. Most newspapers list the Company's stock as "AldCall". The Company has approximately 1,800 shareholders of record and 9,200 beneficial shareholders.

DIVIDENDS AND DISTRIBUTIONS
Generally, quarterly dividends on common stock are paid on the last business day of each quarter. The Company has also paid a fifth distribution at year-end since inception.

STOCK PRICE


                High     Low      Close
                ----     ---      -----
1995     Q1    $14.75   $13.75   $14.13
         Q2     16.25    14.00    15.50
         Q3     16.25    15.00    15.75
         Q4     19.00    15.75    17.13

1996     Q1    $18.50   $16.25   $18.00
         Q2     18.50    15.50    18.25
         Q3     20.25    17.25    19.25
         Q4     21.88    18.75    21.25



TOTAL DISTRIBUTIONS PER SHARE


 1992    1993    1994    1995    1996
 ----    ----    ----    ----    ----
$1.15   $1.22   $1.34   $1.60   $1.92



AVERAGE ANNUAL TOTAL RETURN



    Value of $10,000 Investment January 1, 1990

  Year-End                 Value
  --------                 -----
  1990                   $11,887
  1991                    14,061
  1992                    14,795
  1993                    12,570
  1994                    13,192
  1995                    18,257
  1996                    25,042


A $10,000 investment in Allied Capital Corporation II as of January 1, 1990, with all distributions reinvested, was worth $25,042 at the end of 1996, a 14% average annual total return over this period.

                         Allied Capital Corporation II

                                COMPANY PROFILE

Allied Capital Corporation II offers shareholders the opportunity to profit from a portfolio of long-term debt and equity investments in growing businesses nationwide. Managed by Allied Capital Advisers, Inc., the company seeks to provide current income and long-term capital appreciation for its shareholders.

                              FINANCIAL HIGHLIGHTS

                                                                                                December 31,
(in thousands, except per share amounts)                                                     1996         1995
--------------------------------------------------------------------------------------------------------------
Total Investments at Value                                                               $ 86,266     $ 99,207
Total Assets                                                                             $106,908     $107,169
Shareholders' Equity (Net Asset Value)                                                   $102,838     $101,981
Net Increase in Net Assets Resulting from Operations                                     $ 10,149     $ 14,733
Earnings Per Share                                                                       $   1.38     $   2.11
Distributions Per Share                                                                  $   1.92     $   1.60
Number of Shares Outstanding                                                                7,550        7,104



                         Allied Capital Corporation II

                         Allied Capital Corporation II

                CONSOLIDATED COMPARISON OF FINANCIAL HIGHLIGHTS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                   For the Years Ended December 31,
(in thousands, except per share amounts)                               1996         1995         1994        1993        1992
-----------------------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS
Total tax distributions                                            $ 14,143     $ 11,206     $  9,297    $  8,454     $ 7,891
  Ordinary income per share                                        $   1.49     $   1.38     $   1.25    $   0.76     $  0.97
  Net capital gains per share                                          0.43         0.22         0.09        0.46        0.18
                                                                   ----------------------------------------------------------
    Total tax distributions per share                              $   1.92     $   1.60     $   1.34    $   1.22     $  1.15
-----------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Total investment income                                            $ 12,084     $ 11,539     $ 10,564    $  7,770     $ 8,864
  Per share                                                        $   1.65     $   1.65     $   1.52    $   1.12     $  1.29
Net investment income                                              $  9,148     $  8,350     $  7,425    $  5,315     $ 6,597
  Per share                                                        $   1.24     $   1.20     $   1.07    $   0.77     $  0.96
Net realized gains on investments                                  $  7,427     $  3,621     $  3,562    $    148     $ 1,297
Net unrealized appreciation (depreciation) on investments          $ (6,426)    $  2,762     $   (472)   $  5,011     $   948
Net realized gains and unrealized appreciation
  (depreciation) on investments                                    $  1,001     $  6,383     $  3,090    $  5,159     $ 2,245
  Per share                                                        $   0.14     $   0.91     $   0.45    $   0.74     $  0.33
Net increase in net assets resulting from operations               $ 10,149     $ 14,733     $ 10,515    $ 10,474     $ 8,842
  Per share                                                        $   1.38     $   2.11     $   1.52    $   1.51     $  1.29
Weighted average number of shares and
  share equivalents outstanding                                       7,343        6,979        6,940       6,951       6,875
-----------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Investments at value                                               $ 86,266     $ 99,207     $ 88,130    $ 70,716     $47,739
Investments at cost                                                $ 87,011     $ 93,526     $ 85,211    $ 67,325     $49,359
Total assets                                                       $106,908     $107,169     $101,934    $100,151     $96,165
Shareholders' equity (net asset value)                             $102,838     $101,981     $ 97,475    $ 96,225     $93,891
  Per share                                                        $  13.62     $  14.36     $  14.05    $  13.87     $ 13.60
Per share market value at end of year                              $  21.25     $  17.13     $  13.63    $  14.25     $ 18.00
Shares outstanding at end of year                                     7,550        7,104        6,938       6,938       6,906






                         Allied Capital Corporation II

                         Allied Capital Corporation II

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this report.

LIQUIDITY AND CAPITAL RESOURCES

Allied Capital Corporation II (Company) had $18.5 million in total cash available at December 31, 1996 and had an available credit facility of $25.0 million. At December 31, 1996, outstanding commitments for future financings by the Company were $3.1 million. Given the balance of cash available at December 31, 1996 and the available credit facility, the Company believes that it has adequate capital to continue to satisfy its operating needs, commitments and other future investment opportunities that may arise throughout 1997.

RESULTS OF OPERATIONS

COMPARISON OF 1996 AND 1995

The net increase in net assets resulting from operations was $10.1 million, or $1.38 per share, for the year ended December 31, 1996, compared to $14.7 million, or $2.11 per share, for the same period in 1995. Net realized gains on investments were $7.4 million for the year ended December 31, 1996 as compared to $3.6 million for the same period of the prior year. During 1996, the Company successfully liquidated certain equity investments and received early payoffs of loans in its portfolio. Since net gains are realized when the Company sells or otherwise liquidates its investments, profit from net gains may vary significantly from year to year.

The investments that generated the 1996 net realized gains had previously been valued by the board of directors such that the Company had recorded net unrealized appreciation totaling $3.4 million, or $0.46 per share. When the investments were liquidated in 1996, the profit resulting from the net gains was reduced by an offsetting decrease in net unrealized appreciation for the $3.4 million previously recorded. The Company recorded additional portfolio depreciation of $3.0 million for the year resulting from the valuations as determined by the board of directors.

Total investment income increased 5% to $12.1 million for 1996 as compared to $11.5 million for 1995. Interest income increased by $1.2 million, or 11%, to $11.9 million in 1996, compared to $10.7 million in 1995, due to an increase in loan discount amortization and the early recognition of loan fees on early repayments. The Company also received prepayment penalties totaling $95,000 in 1996 as compared to $270,000 in 1995, which are included in other income. Other income for the year ended December 31, 1995 included non-recurring income of $308,000 resulting from litigation costs incurred in prior periods which were recovered during 1995.

Total expenses decreased $0.3 million to $2.9 million in 1996 as compared to $3.2 million in 1995. The Company's investment advisory fee remained level at $2.4 million for 1996 and 1995. Other expenses decreased 33% for 1996




                         Allied Capital Corporation II

                         Allied Capital Corporation II

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

as compared to 1995. This decline resulted from a decline in legal costs related to litigation that was resolved in late 1994.

Distributions to shareholders for 1996 were $14.1 million. The Company's taxable income of $1.92 per share differed significantly from its net investment income before net unrealized appreciation (depreciation) on investments of $2.26 per share due to timing differences in the recognition of income for tax purposes versus financial reporting purposes. The distributions were comprised of taxable ordinary and net capital gain income.

COMPARISON OF 1995 AND 1994

Net increase in net assets resulting from operations increased 40% to $14.7 million for the year ended December 31, 1995 as compared to $10.5 million for the same period in 1994. Earnings per share was $2.11 for 1995 versus $1.52 for 1994.

Total investment income increased 9% from $10.6 million in 1994 to $11.5 million in 1995. Interest income grew due to a net increase in the Company's outstanding loans and debt securities of $7.4 million in 1995.

Total expenses of $3.2 million in 1995 were slightly higher than 1994 expenses of $3.1 million. Investment advisory fee expense increased due to an increase in the Company's portfolio investments and other assets upon which the investment advisory fee is based. Legal and accounting fees in 1995 were down from the prior year as the Company settled various legal matters in late 1994, which required significant legal resources in that year.

Net realized gains on investments were $3.6 million in both 1995 and 1994. The 1995 net realized gains resulted from exiting certain mature investments and the early pay off of investments. Net unrealized appreciation was $2.8 million in 1995 as compared to net unrealized depreciation of $0.5 million in 1994.

Taxable distributions to shareholders for 1995 were $11.2 million, or $1.60 per share. Taxable income differed from net investment income before net unrealized appreciation on investments due to timing differences in the recognition of income for tax purposes versus financial reporting purposes. The distributions were comprised of taxable ordinary and net capital gain income.

INVESTMENT PORTFOLIO

Total investments decreased by $12.9 million or 13% to $86.3 million at December 31, 1996 from $99.2 million at December 31, 1995. The Company invested $25.8 million in small business concerns in 1996, a 33% decrease compared to $38.3 million invested in 1995. As a result of declining interest rates and the greater flow of capital into the marketplace, investment exits and repayments totaled $32.3 million in 1996 as compared to $30.0 million in 1995. For the year ended December 31, 1996, the Company's portfolio experienced net depreciation of $6.4






                         Allied Capital Corporation II

                         Allied Capital Corporation II

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

million due to various factors including the sale of certain investments which resulted in net realized gains.

FACTORS AFFECTING THE COMPANY'S BUSINESS

Nature of Investments. Consistent with its operation as a business development company, the Company's portfolio is expected to consist primarily of securities issued by small and developing, privately-held companies. Typically, such companies each depend for their success on the management talents and efforts of one person, so that the death, disability or resignation of such person could have a materially adverse impact on the companies. Moreover, smaller companies frequently have narrower product lines and smaller market shares than larger companies and therefore may be more vulnerable to competitors' actions and market conditions, as well as general economic downturns. Because these companies will generally have highly leveraged capital structures, reduced cash flow resulting from an adverse competitive development, shift in customer preferences, or an economic downturn may adversely affect the return on, or the recovery of, the Company's investment in them. Investment in such companies therefore involves a high degree of business and financial risk, which can result in substantial losses and accordingly should be considered speculative.

Long-term Character of Investments. It is expected that investments made in accordance with the Company's investment objective will usually yield a current return from the time they are made, but will generally produce a profit, if any, from an accompanying equity feature only after five to eight years. There can be no assurance that either a current return or capital gains will actually be achieved.

Illiquidity. Most of the Company's investments consist of securities acquired directly from the issuers in private transactions. They are usually subject to restrictions on resale or otherwise illiquid. There is usually no established trading market for such securities into which they could be sold. In addition, most of the securities are not eligible for sale to the public without registration which would involve delay and expense.

Competition. A large number of entities and individuals compete for the opportunity to make the kinds of investments made by the Company. Many of these entities and individuals have greater financial resources than the combined resources of the Company. As a result of this competition, the Company may from time to time be precluded from making otherwise attractive investments on terms considered to be prudent in light of the risks to be assumed.

   Statements included in this report concerning the Company's future prospects are "forward looking statements" under the Federal securities laws. There can be no assurance that future results will be achieved and actual results could differ materially from forecasts and estimates.





                         Allied Capital Corporation II

                         Allied Capital Corporation II

                           CONSOLIDATED BALANCE SHEET

-------------------------------------------------------------------------------------------------------------------
                                                                                                     December 31,
(in thousands, except number of shares)                                                           1996         1995
-------------------------------------------------------------------------------------------------------------------
ASSETS
Investments at Value:
Loans and debt securities (cost: 1996--$80,859; 1995--$86,474)                                $ 74,505     $ 84,235
Equity securities (cost: 1996--$5,956; 1995--$5,538)                                            11,613       13,548
Other investment assets (cost: 1996--$196; 1995--$1,514)                                           148        1,424
                                                                                              ---------------------
    Total investments                                                                           86,266       99,207

Cash and cash equivalents                                                                       18,525        6,227
Other assets                                                                                     2,117        1,735
                                                                                              ---------------------
    Total assets                                                                              $106,908     $107,169
                                                                                              =====================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Dividends and distributions payable                                                           $  3,379     $  3,403
Investment advisory fee payable                                                                    576          639
Other liabilities                                                                                  115        1,146
                                                                                              ---------------------
    Total liabilities                                                                            4,070        5,188
                                                                                              ---------------------
Commitments and Contingencies
Shareholders' Equity:
Common stock, $1 par value, 20,000,000 shares authorized; 7,550,198 and
  7,104,005 shares issued and outstanding at December 31, 1996 and 1995                          7,550        7,104
Additional paid-in capital                                                                      99,522       92,225
Notes receivable from sale of common stock                                                      (5,387)      (2,495)
Net unrealized appreciation (depreciation) on investments                                         (745)       5,681
Undistributed (distributions in excess of) accumulated earnings                                  1,898         (534)
                                                                                              ---------------------
    Total shareholders' equity                                                                 102,838      101,981
                                                                                              =====================
    Total liabilities and shareholders' equity                                                $106,908     $107,169
                                                                                              =====================
The accompanying notes are an integral part of these financial statements.






                         Allied Capital Corporation II

                         Allied Capital Corporation II

                      CONSOLIDATED STATEMENT OF OPERATIONS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  For the Years Ended December 31,
(in thousands, except per share amounts)                                                          1996          1995         1994
----------------------------------------------------------------------------------------------------------------------------------
Investment Income:
  Interest                                                                                      $11,894       $10,686     $10,434
  Other income                                                                                      190           853         130
                                                                                                ----------------------------------
    Total investment income                                                                      12,084        11,539      10,564
                                                                                                ----------------------------------
Expenses:
  Investment advisory fee                                                                         2,438         2,445       2,145
  Legal and accounting fees                                                                         197           343         695
  Other operating expenses                                                                          301           401         299
                                                                                                ----------------------------------
    Total expenses                                                                                2,936         3,189       3,139
                                                                                                ----------------------------------
Net investment income                                                                             9,148         8,350       7,425
Net realized gains on investments                                                                 7,427         3,621       3,562
                                                                                                ----------------------------------
Net investment income before net unrealized appreciation (depreciation) on investments           16,575        11,971      10,987
Net unrealized appreciation (depreciation) on investments                                        (6,426)        2,762        (472)
                                                                                                ----------------------------------
Net increase in net assets resulting from operations                                            $10,149       $14,733     $10,515
                                                                                                ==================================
Earnings per share                                                                              $  1.38       $  2.11     $  1.52
                                                                                                ==================================
Weighted average number of shares and share equivalents outstanding                               7,343         6,979       6,940
                                                                                                ==================================

The accompanying notes are an integral part of these financial statements.


                         Allied Capital Corporation II

                         Allied Capital Corporation II

                CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

--------------------------------------------------------------------------------------------------------------------
                                                                                     For the Years Ended December 31,
(in thousands, except per share amounts)                                               1996         1995       1994
--------------------------------------------------------------------------------------------------------------------
Increase in Net Assets Resulting from Operations:
  Net investment income                                                            $  9,148     $  8,350    $ 7,425
  Net realized gains on investments                                                   7,427        3,621      3,562
  Net unrealized appreciation (depreciation) on investments                          (6,426)       2,762       (472)
                                                                                   ---------------------------------
    Net increase in net assets resulting from operations                             10,149       14,733     10,515
                                                                                   ---------------------------------
Distributions to Shareholders from:
  Net investment income                                                             (10,955)      (9,622)    (7,390)
  Excess of net investment income                                                        --           --     (1,301)
  Net capital gains                                                                  (3,188)      (1,584)      (606)
                                                                                   ---------------------------------
    Net decrease in net assets resulting from distributions to shareholders         (14,143)     (11,206)    (9,297)
                                                                                   ---------------------------------
Capital Share Transactions:
  Net (increase) decrease in notes receivable from sale of common stock              (2,892)      (1,552)        32
  Issuance of common stock upon the exercise of stock options                         3,766        1,910         --
  Issuance of common stock in lieu of cash distributions                              3,977          621         --
                                                                                   ---------------------------------
    Net increase in net assets resulting from capital share transactions              4,851          979         32
                                                                                   ---------------------------------
Total increase in net assets                                                            857        4,506      1,250
Net assets at beginning of year                                                     101,981       97,475     96,225
                                                                                   ---------------------------------
Net assets at end of year                                                          $102,838     $101,981    $97,475
                                                                                   =================================
Net asset value per share                                                          $  13.62     $  14.36    $ 14.05
                                                                                   =================================
Shares outstanding at end of year                                                     7,550        7,104      6,938
                                                                                   =================================

The accompanying notes are an integral part of these financial statements.


                         Allied Capital Corporation II

                         Allied Capital Corporation II

                      CONSOLIDATED STATEMENT OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------
                                                                                     For the Years Ended December 31,
(in thousands, except per share amounts)                                              1996         1995        1994
--------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net increase in net assets resulting from operations                            $ 10,149     $ 14,733    $ 10,515
  Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
      Net unrealized (appreciation) depreciation on investments                      6,426       (2,762)        472
      Write-off of investments                                                       1,616          657         607
      Net realized gains on investments                                             (9,043)      (4,278)     (4,169)
      Interest income                                                                   --           --      (1,469)
      Amortization of loan discounts                                                (1,099)        (967)       (906)
      Changes in assets and liabilities:
        Other assets                                                                  (382)         256         (83)
        Investment advisory fee payable                                                (63)          60         108
        Other liabilities                                                           (1,031)        (244)       (407)
                                                                                  ----------------------------------
          Net cash provided by operating activities                                  6,573        7,455       4,668
                                                                                  ----------------------------------
Cash Flows from Investing Activities:
  Investments in small business concerns                                           (25,752)     (38,264)    (28,408)
  Purchase of U.S. government securities                                                --         (345)     (8,460)
  Payments on loans and debt securities and other investment assets                 32,073       31,004      12,927
  Net proceeds from sale of equity securities                                        8,720        2,869       3,294
  Redemption of U.S. government securities                                              --        1,100      25,055
  Payments on notes receivable from sale of common stock                               874          358          32
                                                                                  ----------------------------------
          Net cash provided by (used in) investing activities                       15,915       (3,278)      4,440
                                                                                  ----------------------------------
Cash Flows from Financing Activities:
  Dividends and distributions paid                                                 (10,190)      (9,541)     (8,464)
                                                                                  ----------------------------------
          Net cash used in financing activities                                    (10,190)      (9,541)     (8,464)
                                                                                  ----------------------------------
Net increase (decrease) in cash and cash equivalents                                12,298       (5,364)        644
Cash and cash equivalents, beginning of year                                         6,227       11,591      10,947
                                                                                  ----------------------------------
Cash and cash equivalents, end of year                                            $ 18,525     $  6,227    $ 11,591
                                                                                  ==================================
Supplemental Disclosure of Cash Flow Information
  Noncash investing and financing activities:
    Issuance of common stock upon the exercise of stock options                   $  3,766     $  1,910     $    --
    Issuance of common stock in lieu of cash distributions                        $  3,977     $    621     $    --

The accompanying notes are an integral part of these financial statements.


                         Allied Capital Corporation II

                         Allied Capital Corporation II

                CONSOLIDATED STATEMENT OF LOANS AND INVESTMENTS

--------------------------------------------------------------------------------------------------------------------
Company's Name (State)                                                                             December 31, 1996
(Type of Business)                                 Investments                                      Cost       Value
--------------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares)
Loans With Equity
--------------------------------------------------------------------------------------------------------------------
Acme Paging, L.P. (IL)                             Loans and Debt Securities                     $ 1,646     $ 1,646
(South American paging service)                    Limited Partnership Interest (0.52%)              416         416
--------------------------------------------------------------------------------------------------------------------
Allied Waste Industries, Inc. (AZ) (1)             Warrants                                          103       1,651
(solid waste collection and disposal)
--------------------------------------------------------------------------------------------------------------------
American Barbecue & Grill (KS)                     Loans and Debt Securities                       1,600       1,600
(restaurants)                                      Warrants                                           54          54
--------------------------------------------------------------------------------------------------------------------
ASW Holding Corporation (IL)                       Loans and Debt Securities                       1,425       1,425
(steel wool manufacturer)                          Warrants                                           47         323
--------------------------------------------------------------------------------------------------------------------
Au Bon Pain Co., Inc. (MA) (1)                     Loans and Debt Securities                       3,718       3,718
(bakery cafes)                                     Warrants (3)                                      118           0
--------------------------------------------------------------------------------------------------------------------
Brazos Sportswear, Inc. (OH)                       Loans and Debt Securities                       1,247       1,247
(manufacturer and distributor of sportswear)       Common Stock (18,091 shares)                      132         132
                                                   Warrants                                            0           0
--------------------------------------------------------------------------------------------------------------------
CeraTech Holdings, Inc. (IL)                       Loans and Debt Securities                         811         401
(ceramic plate manufacturer)                       Warrants                                            0           0
--------------------------------------------------------------------------------------------------------------------
Cherry Tree Toys, Inc. (OH)                        Loans and Debt Securities                         940         940
(direct marketer of woodcrafts)                    Common Stock (103 shares)                           0           0
--------------------------------------------------------------------------------------------------------------------
Colorado Prime Corporation (NY)                    Loans and Debt Securities                       4,957       4,957
(home food delivery)                               Warrants                                            0           0
--------------------------------------------------------------------------------------------------------------------
Convenience Corporation of America (NE)            Loans and Debt Securities                       4,223       4,223
(convenience stores)                               Warrants                                            0           0
--------------------------------------------------------------------------------------------------------------------
Contemporary Media, Inc. (ID)                      Loans and Debt Securities                         437         437
(radio stations)                                   Warrants                                          160         206
--------------------------------------------------------------------------------------------------------------------
Cooper Natural Resources, Inc. (TX)                Loans and Debt Securities                       1,372       1,372
(sodium sulfate producer)                          Warrants                                            0           0
--------------------------------------------------------------------------------------------------------------------
DEH Printed Circuits, Inc. (IL)                    Warrants                                          117         170
(circuit board manufacturer)
--------------------------------------------------------------------------------------------------------------------
DeVlieg-Bullard, Inc. (CT) (1)                     Warrants (3)                                      144         224
(tool manufacturer)
--------------------------------------------------------------------------------------------------------------------
El Dorado Communications, Inc. (CA)                Loans and Debt Securities                       4,851       4,851
(radio stations)                                   Warrants                                            0           0
--------------------------------------------------------------------------------------------------------------------
Enviroplan, Inc. (NJ) (2)                          Loans and Debt Securities                       1,935         403
(emissions monitoring systems)                     Warrants                                           94           0
--------------------------------------------------------------------------------------------------------------------
Esquire Communications, Ltd. (NY) (1)              Warrants (3)                                        3           0
(court reporting services)
--------------------------------------------------------------------------------------------------------------------

(1) Public company; (2) Interest not being accrued; (3) Restricted public security

The accompanying notes are an integral part of these financial statements.


                         Allied Capital Corporation II

                         Allied Capital Corporation II

                CONSOLIDATED STATEMENT OF LOANS AND INVESTMENTS


--------------------------------------------------------------------------------------------------------------------
Company's Name (State)                                                                             December 31, 1996
(Type of Business)                                 Investments                                      Cost       Value
--------------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares)
Fairchild Industrial Products Company (NC)         Loans and Debt Securities                     $ 2,245     $ 2,245
(industrial controls and power transmissions)      Warrants                                          112         112
--------------------------------------------------------------------------------------------------------------------
Garden Ridge Corporation (TX) (1)                  Common Stock (163,044 shares)                     449       1,281
(home decorating and craft products)
--------------------------------------------------------------------------------------------------------------------
Grant Broadcasting Systems II (FL)                 Warrants                                           61       1,056
(television stations)
--------------------------------------------------------------------------------------------------------------------
Grant Television, Inc. (FL)                        Loans and Debt Securities                       2,738       2,738
(television stations)                              Warrants                                            0           0
--------------------------------------------------------------------------------------------------------------------
Gulf South Medical Supply, Inc. (MS) (1)           Loans and Debt Securities                         360         360
(medical supplies distributor)                     Warrants (3)                                       70          70
--------------------------------------------------------------------------------------------------------------------
Innotech, Inc. (VA) (1)                            Warrants (3)                                       30           0
(bifocal lens manufacturer)
--------------------------------------------------------------------------------------------------------------------
Julius Koch USA, Inc. (MA)                         Loans and Debt Securities                       1,830       1,830
(cord manufacturer)                                Warrants                                          129         129
--------------------------------------------------------------------------------------------------------------------
Kirker Enterprises, Inc. (NJ)                      Loans and Debt Securities                       1,504       1,504
(nail enamel manufacturer)                         Warrants                                          146         146
--------------------------------------------------------------------------------------------------------------------
Kirkland's, Inc. (TN)                              Loans and Debt Securities                       2,721       2,721
(retailer of home products)                        Warrants                                           42          42
--------------------------------------------------------------------------------------------------------------------
Labor Ready, Inc. (WA) (1)                         Common Stock (146,534 shares)                   1,310       1,935
(temporary labor services)
--------------------------------------------------------------------------------------------------------------------
Liberty Business Forms & Systems, Inc. (NY)        Loans and Debt Securities                       1,436       1,436
(inventory control tags and forms)                 Warrants                                           43          43
--------------------------------------------------------------------------------------------------------------------
Midview Associates, L.P. (VA)                      Loans and Debt Securities                         155         155
(residential land development)                     Warrants                                            0           0
--------------------------------------------------------------------------------------------------------------------
Mill-It Striping, Inc. (FL)                        Warrants                                          125           0
(highway paint striping)
--------------------------------------------------------------------------------------------------------------------
Montgomery Tank Lines (FL) (1)                     Common Stock (17,701 shares)                       75         359
(tank truck carrier)
--------------------------------------------------------------------------------------------------------------------
Nobel Education Dynamics, Inc. (PA) (1)            Preferred Stock (166,223 shares) (3)            1,250       1,424
(educational services)                             Warrants (3)                                        0         202
--------------------------------------------------------------------------------------------------------------------
Old Mill Holdings, Inc. (PA) (2)                   Loans and Debt Securities                         469         324
(custom embroidered apparel)                       Warrants                                           32           0
--------------------------------------------------------------------------------------------------------------------
The Peerless Group, Inc. (TX) (1)                  Common Stock (253,240 shares) (3)                  12       1,401
(commercial banking software development)
--------------------------------------------------------------------------------------------------------------------

(1) Public company; (2) Interest not being accrued; (3) Restricted public security

The accompanying notes are an integral part of these financial statements.



                         Allied Capital Corporation II

                         Allied Capital Corporation II

                CONSOLIDATED STATEMENT OF LOANS AND INVESTMENTS


--------------------------------------------------------------------------------------------------------------------
Company's Name (State)                                                                             December 31, 1996
(Type of Business)                                 Investments                                      Cost       Value
--------------------------------------------------------------------------------------------------------------------
(in thousands, except number of shares
and number of loans)
Pico Products, Inc. (CA) (1)                       Loans and Debt Securities                     $ 2,000     $ 2,000
(manufacturer of satellite/television components)  Warrants (3)                                        0           0
--------------------------------------------------------------------------------------------------------------------
Quality Software Products Holdings, PLC (UK) (1)   Common Stock (41,571 shares)                      396         148
(accounting software)
--------------------------------------------------------------------------------------------------------------------
Radio One of Atlanta, Inc. (GA)                    Loans and Debt Securities                       1,853       1,853
(radio stations)                                   Warrants                                            0           0
--------------------------------------------------------------------------------------------------------------------
R-Tex Decoratives Company, Inc. (PA)               Loans and Debt Securities                         659         659
(decorative ribbon manufacturer)                   Warrants                                           25          25
--------------------------------------------------------------------------------------------------------------------
Steuart Petroleum (DC)                             Warrants                                           48          48
(petroleum products)
--------------------------------------------------------------------------------------------------------------------
West Virginia Radio Corporation (WV)               Loans and Debt Securities                         527         527
(radio station)                                    Warrants                                          200           0
--------------------------------------------------------------------------------------------------------------------
Williams Brothers Lumber Company (GA)              Loans and Debt Securities                       1,060       1,060
(builders' supply yards)                           Warrants                                            9           9
--------------------------------------------------------------------------------------------------------------------
Z-Spanish Radio Network (CA)                       Loans and Debt Securities                       5,187       5,187
(radio stations)                                   Warrants                                            2           2
--------------------------------------------------------------------------------------------------------------------
Subtotal                                                                                         $59,860     $63,427
--------------------------------------------------------------------------------------------------------------------
Loans With No Equity By Industry
--------------------------------------------------------------------------------------------------------------------
Hotels/Motels (3 loans)                                                                          $ 3,606     $ 3,606
--------------------------------------------------------------------------------------------------------------------
Mobile Home Parks (3 loans)                                                                        4,694       4,694
--------------------------------------------------------------------------------------------------------------------
Moving/Storage Company (1 loan)                                                                      572         572
--------------------------------------------------------------------------------------------------------------------
Pet Products Manufacturer (1 loan)                                                                 2,669       2,669
--------------------------------------------------------------------------------------------------------------------
Radio Stations (5 loans)                                                                           9,487       9,487
--------------------------------------------------------------------------------------------------------------------
Retail Shops (1 loan)                                                                                373         373
--------------------------------------------------------------------------------------------------------------------
Cold Food Storage Warehouse (1 loan) (2)                                                           5,266       1,016
--------------------------------------------------------------------------------------------------------------------
Other (6 loans)                                                                                      288         273
--------------------------------------------------------------------------------------------------------------------
Subtotal                                                                                         $26,955     $22,690
--------------------------------------------------------------------------------------------------------------------
Other Investment Assets (4)                                                                      $    64     $    17
--------------------------------------------------------------------------------------------------------------------
Pledged Certificate of Deposit                                                                       132         132
--------------------------------------------------------------------------------------------------------------------
Subtotal                                                                                         $   196     $   149
--------------------------------------------------------------------------------------------------------------------
Total                                                                                            $87,011     $86,266
--------------------------------------------------------------------------------------------------------------------

(1) Public company; (2) Interest income not being accrued; (3) Restricted public security; (4) Non-income producing

The accompanying notes are an integral part of these financial statements.



                         Allied Capital Corporation II

                         Allied Capital Corporation II

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. Allied Capital Corporation II (the Company) is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940 (1940 Act). The Company seeks to achieve current income by providing debt, mezzanine and equity financing, primarily for small privately owned growth companies, and through long-term growth in the value of its net assets. The Company has two wholly owned, registered investment company subsidiaries, Allied Investment Corporation II (Allied Investment II) and Allied Financial Corporation II (Allied Financial II). Allied Investment II and Allied Financial II are licensed under the Small Business Investment Act of 1958 as a Small Business Investment Company (SBIC) and a Specialized Small Business Investment Company (SSBIC), respectively.

The Company has an investment advisory agreement with Allied Capital Advisers, Inc. (Advisers), whereby Advisers manages the investments of the Company subject to the supervision and control of the Company's board of directors. Certain directors and officers of Advisers are also directors and officers of the Company.

CO-INVESTMENTS. Investments made by the Company are made in participation with a separately organized public closed-end management investment company and two private venture capital partnerships, which are also managed by Advisers in accordance with the conditions of an exemptive order issued to the Company by the Securities and Exchange Commission (Commission) permitting co-investments.

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

INTEREST INCOME. Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Loan fees and original issue discount are amortized into interest income using the effective interest method.

REALIZED GAINS OR LOSSES AND UNREALIZED APPRECIATION OR DEPRECIATION ON INVESTMENTS. Realized gains or losses are measured by the difference between the net proceeds from the sale and the cost basis of the investment without regard to unrealized appreciation or depreciation previously recognized, and include investments written off during the year, net of recoveries. Unrealized appreciation or depreciation reflects the change in the valuation of the portfolio.

DISTRIBUTIONS TO SHAREHOLDERS. Distributions to shareholders are recorded on the ex-dividend date.

FEDERAL INCOME TAXES. The Company and its wholly owned subsidiaries' objectives are to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies. The Company and its wholly owned subsidiaries annually distribute all of their taxable income to their shareholders; therefore, a federal income tax provision is not required.

In addition, no provision for deferred income taxes has been made for the unrealized appreciation on investments since the Company and its wholly owned subsidiaries intend to continue to annually distribute all of their taxable income.



                         Allied Capital Corporation II

                         Allied Capital Corporation II

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dividends declared by the Company in December that are payable to shareholders of record on a specified date in such month, but paid during January of the following year, are treated as if the dividends were received by the shareholder on December 31 of the year declared.

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

CASH AND CASH EQUIVALENTS. Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the acquisition date. At December 31, cash and cash equivalents consisted of the following:

--------------------------------------------------------
(in thousands)                              1996    1995
--------------------------------------------------------
Cash                                     $   481  $  309
Repurchase agreements                     18,044   5,918
                                         ---------------
  Total                                  $18,525  $6,227
                                         ===============
--------------------------------------------------------

On December 31, 1996, the Company had purchased $18,044,000 of overnight repurchase agreements collateralized by U.S. Government securities under agreements to resell on January 2, 1997. Due to the short-term nature of the agreements, the Company did not take possession of the securities which were instead held for the Company by the bank.

RECLASSIFICATIONS. Certain reclassifications have been made to the 1995 and 1994 financial statements to conform with the 1996 financial statement presentation.

NOTE 2. INVESTMENTS

Loans and debt securities have stated interest rates ranging from generally 8 percent to 16 percent, and are generally payable in installments with final maturities from 3 to 12 years from date of issue. At December 31, 1996 and 1995, loans and debt securities with a cost basis of $7,796,000 and $7,962,000, respectively, were not accruing interest.

The investments of the Company and its subsidiaries consist primarily of securities issued by privately owned companies. A majority of the securities held by the Company are subject to restrictions on their resale or are otherwise illiquid and cannot be sold to the public without registration under the Securities Act of 1933. All of the Company's equity securities are non-income producing except for its investment in Quality Software Products Holdings, PLC.

The following industries represent five percent or more of the total value of the investments outstanding at December 31:

--------------------------------------------------------
                                             1996   1995
--------------------------------------------------------
Broadcasting                                 31%    26%
Manufacturing/construction                   23%    14%
Real estate                                   6%    13%
Retail                                       23%    18%
Service                                       9%    16%
Software                                      2%     5%
--------------------------------------------------------

The net unrealized appreciation for all securities over cost for federal income tax purposes at December 31:

--------------------------------------------------------
(in thousands)                            1996     1995
--------------------------------------------------------
Aggregate gross unrealized
  appreciation in which there is
an excess of value over cost           $ 7,883  $10,736
Aggregate gross unrealized
  depreciation in which there is
an excess of cost over value            (7,327)  (5,805)
                                        ----------------
Net unrealized appreciation             $  556  $ 4,931
                                        ================
--------------------------------------------------------

The aggregate cost of securities at December 31, 1996 and 1995 for federal income tax purposes was $85,710,000 and $94,276,000, respectively.


                         Allied Capital Corporation II

                         Allied Capital Corporation II

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company pays all operating expenses, except those specifically required to be borne by Advisers. The expenses paid by Advisers include the compensation of the Company's officers and the cost of office space, equipment and other personnel required for the Company's day-to-day operations. The expenses that are paid by the Company include the Company's share of transaction costs incident to the acquisition and disposition of investments, legal and accounting fees, the fees and expenses of the Company's independent directors and the fees of its officer-directors, the costs of printing and mailing proxy statements and reports to shareholders, costs associated with promoting the Company's stock, and the fees and expenses of the Company's custodian and transfer agent. The Company is also required to pay expenses associated with litigation and other extraordinary or non-recurring expenses, as well as expenses of required and optional insurance and bonding. All fees paid by or for the account of an actual or prospective portfolio company in connection with an investment transaction in which the Company participates are received by the Company, pro rata to its participation in such transaction, rather than by Advisers. Advisers is entitled to retain for its own account any fees paid by or for the account of a company, including a portfolio company, for special investment banking or consulting work performed for that company which is not related to such investment transaction or management assistance. As compensation for its services to and the expenses paid for the account of the Company, Advisers is paid a fee, quarterly in arrears. Beginning in the second quarter of 1995, a fee was paid equal to 0.625 percent per quarter of the quarter-end value of the Company's consolidated total assets, less interim investments (i.e., U.S. government securities) and cash and cash equivalents, plus 0.125 percent per quarter of the quarter-end value of consolidated interim investments, cash and cash equivalents. These fees on an annual basis approximate 2.5 percent on consolidated invested assets and 0.5 percent on consolidated interim investments, cash and cash equivalents. In the first quarter of 1995, and in 1994, Advisers was entitled to a fee equal to 0.625 percent per quarter of the quarter-end value of the Company's consolidated total assets; however, Advisers waived a portion of its fee and agreed to a fee equal to 0.625 percent per quarter of the quarter-end value of the consolidated total assets excluding consolidated interim investments, cash and cash equivalents, plus 0.125 percent per quarter of the quarter-end value of the consolidated interim investments, cash and cash equivalents.

NOTE 4. DIVIDENDS AND DISTRIBUTIONS

The Company's board of directors declared and the Company paid a $0.41 per share dividend for the fourth quarter, a $0.38 per share dividend for the third quarter, a $0.35 per share dividend for the second quarter and a $0.33 per share dividend for the first quarter of 1996. The Company's board of directors also declared an extra distribution in the fourth quarter of $0.45 per share, which was paid to shareholders on January 31, 1997, for a total distribution in 1996 equal to $1.92 per share. The components of the dividends and distributions of taxable income declared by the board of directors for 1996, 1995 and 1994 were as follows:

--------------------------------------------------------------------------------------------------------------------
                                                             1996                    1995                 1994
                                                                      Per                   Per                  Per
(in thousands, except per share amounts)                Amount      Share      Amount     Share     Amount     Share
--------------------------------------------------------------------------------------------------------------------
Ordinary income                                        $10,955      $1.49     $ 9,622     $1.38     $8,691     $1.25
Long-term capital gains                                  3,188       0.43       1,584      0.22        606      0.09
                                                       -------------------------------------------------------------
  Total distributions                                  $14,143      $1.92     $11,206     $1.60     $9,297     $1.34
                                                       =============================================================
--------------------------------------------------------------------------------------------------------------------


                         Allied Capital Corporation II

                         Allied Capital Corporation II

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 1996 distributions of $1.92 per share were comprised of cash payments and issuance of the Company's shares pursuant to the Company's dividend reinvestment plan in the amounts of $1.49 and $0.43, respectively. The 1995 distribution of $1.60 was comprised of cash payments and issuance of the Company's shares pursuant to the Company's dividend reinvestment plan in the amounts of $1.38 and $0.22, respectively. The 1994 distributions of $1.34 per share were paid in cash. Amounts represent the total of the quarterly dividends and the year-end extra distribution declared by the Company based on the actual shares outstanding on the record date for each dividend paid.

The following represents a reconciliation from taxable income to income for financial reporting purposes for the year ended December 31:

----------------------------------------------------------------------
(in thousands)                           1996       1995         1994
----------------------------------------------------------------------
Taxable income                        $14,143    $11,206      $ 9,297
Market discount amortization            1,301         --       (1,301)
Net realized gains (losses)               367      1,267        2,991
Net unrealized appreciation
  (depreciation) on investments        (6,426)     2,762         (472)
Other                                     764       (502)          --
                                      --------------------------------
Financial statement income            $10,149    $14,733      $10,515
                                      ================================
----------------------------------------------------------------------

As required by the 1940 Act, the Company is not permitted to make distributions to shareholders unless it meets certain asset coverage requirements with respect to money borrowed and senior securities issued. The Company was in compliance with these requirements.

The Company's wholly owned subsidiaries annually distribute all of their taxable income to the Company. In order to make such distributions, the subsidiaries must meet the minimum capital requirements as set forth by the SBA. The subsidiaries are in compliance with these requirements.

NOTE 5. BANK LOANS

The Company has a secured revolving line of credit agreement with a bank under which it may borrow up to $25,000,000, at an interest rate equal to the thirty, sixty or ninety day (as selected by the Company) LIBOR rate plus 1.15 percent per annum, payable quarterly. The Company must pay a quarterly commitment fee of 0.125 percent per annum on the average unused portion of the line of credit. During 1996 and 1995, the Company did not use this facility and had no borrowings outstanding under this agreement as of December 31, 1996 or 1995. The revolving period of the line of credit agreement expires May 31, 1997.

NOTE 6. SHAREHOLDERS' EQUITY

The Company has a dividend reinvestment plan (the Plan). Shareholders of record are automatically enrolled in the Plan, and the Plan is considered an "opt-out" plan. The Company may instruct the stock transfer agent to buy shares in the open market, or the Company may issue new shares. When the Company issues new shares, the price is equal to the average of the closing sales prices reported for the shares for the five days on which trading in the shares takes place immediately prior to and including the dividend payment date. During 1996, the Company issued 214,166 shares at an average price of $18.57 per share. During 1995, the Company issued 35,796 shares at an average price of $17.34 per share.

The Company has an incentive stock option plan (the ISOplan) which allows the granting of options to the Company's officers and directors. Under the ISO plan as amended, a maximum of 1,200,000 options may be granted at a price not less than the market value on the date of the grant and may be exercisable over a ten-year period.

Holders of ten percent or more of the Company's stock must exercise their options within a five-year period.

Officers of the Company may borrow from the Company the funds necessary to exercise vested stock options. The loans have varying terms not exceeding ten years and bear interest at the applicable federal interest rate in effect at the date of issue.



                         Allied Capital Corporation II

                         Allied Capital Corporation II

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the activity in the ISO plan is as follows:

----------------------------------------------------------------------
                                 1996             1995           1994
----------------------------------------------------------------------
Options outstanding
  at January 1                618,668          608,433        510,765
Options granted               183,073          260,888        118,168
Options exercised            (232,027)        (130,018)            --
Options canceled              (46,413)        (120,635)       (20,500)
                         ---------------------------------------------
Options outstanding
  at December 31              523,301          618,668        608,433
                         =============================================
Options available
  for grant                   201,998          338,658        478,911
Options exercisable           223,065          309,558        321,603
                         ---------------------------------------------
Option prices
  per share:
    Granted              $      17.75     $13.75-17.75   $13.75-14.25
    Exercised            $13.75-18.25     $13.75-16.50   $         --
    Canceled             $13.75-17.75     $15.00-22.75   $13.75-22.75
                         ---------------------------------------------
----------------------------------------------------------------------

The Company accounts for the ISO plan as required by APB Opinion No. 25, and no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with SFAS No. 123, the Company's net increase in net assets resulting from operations and earnings per share would have been reduced to the following pro forma amounts for the years ended December 31:

--------------------------------------------------------
(in thousands, except per share amounts)   1996     1995
--------------------------------------------------------
Net increase in net assets
  resulting from operations:
    As reported                         $10,149  $14,733
    Pro forma (unaudited)               $ 9,776  $14,334
Earnings per share:
    As reported                         $  1.38  $  2.11
    Pro forma (unaudited)               $  1.33  $  2.05
--------------------------------------------------------

Because the method of accounting required by SFAS No. 123 has not been applied to options granted prior to January 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants; risk-free interest rates of 6.4 and 6.0 percent for 1996 and 1995; expected dividend yield of 9 percent for 1996 and 1995; expected life of 5 years for all options granted in 1996 and 1995; expected volatility of 36 percent for 1996 and 1995, respectively.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company had commitments outstanding to various prospective and existing portfolio companies totaling $3,120,000 at December 31, 1996.

At December 31, 1996, the Company had standby letters of credit and third party guarantees outstanding totaling $215,000. The conditional commitments under the letters of credit have been issued by a financial institution on behalf of the Company to guarantee performance of a portfolio company to a third party. A certificate of deposit of $132,000 has been used as collateral for the letters of credit.

The Company is party to certain lawsuits in connection with its business. While the outcome of these legal proceedings cannot at this time be predicted with certainty, management does not expect that these proceedings will have a material effect upon the financial condition of the Company.

NOTE 8. CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries place their cash in financial institutions and, at times, cash held in checking accounts may be in excess of the FDIC insurance limit.


                         Allied Capital Corporation II

                         Allied Capital Corporation II

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

----------------------------------------------------------------------------------------------------------------------
                                                                                            1996
(in thousands, except per share amounts)                                 Qtr 1       Qtr 2       Qtr 3       Qtr 4
----------------------------------------------------------------------------------------------------------------------
Total investment income                                                 $3,054      $3,079      $2,790      $3,161
Net investment income                                                   $2,298      $2,230      $2,124      $2,496
Net increase (decrease) in net assets resulting from operations         $5,949      $2,212      $2,548      $ (560)(1)
Per share                                                               $ 0.83      $ 0.30      $ 0.34      $(0.09)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                                            1995
                                                                         Qtr 1       Qtr 2       Qtr 3       Qtr 4
----------------------------------------------------------------------------------------------------------------------
Total investment income                                                 $2,932      $2,808      $3,158      $2,641
Net investment income                                                   $2,132      $1,979      $2,382      $1,857
Net increase (decrease) in net assets resulting from operations         $2,943      $5,648      $6,211      $  (69)
Per share                                                               $ 0.42      $ 0.81      $ 0.89      $(0.01)
----------------------------------------------------------------------------------------------------------------------

(1) The net decrease in net assets resulting from operations for the fourth quarter of 1996 is primarily due to the depreciation of two public company investments of $2.4 million and one private company investment of $1.4 million from their value at September 30, 1996.



                         Allied Capital Corporation II

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
Allied Capital Corporation II

We have audited the consolidated balance sheet of Allied Capital Corporation II and its wholly owned subsidiaries as of December 31, 1996 and 1995, including the consolidated statement of loans and investments as of December 31, 1996, and the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 1996, and the selected per share data presented as financial highlights for each of the five years in the period ended December 31, 1996. These financial statements and per share data are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and per share data based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included the examination or confirmation of securities owned at December 31, 1996 and 1995. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included the examination or confirmation of securities owned at December 31, 1996 and 1995. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and selected per share data referred to above present fairly, in all material respects, the financial position of Allied Capital Corporation II and its wholly owned subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 1996, and the selected per share data for each of the five years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As explained in Note 1, the consolidated financial statements include securities valued at $86,266,000 as of December 31, 1996 and $99,207,000 as of December 31, 1995, (81 percent and 93 percent, respectively, of total assets) whose values have been estimated by the Board of Directors in the absence of readily ascertainable market values. We have reviewed the procedures used by the Board of Directors in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.


                                                  /s/ Matthews, Carter and Boyce

McLean, Virginia
February 4, 1997


                         Allied Capital Corporation II

                         Allied Capital Corporation II

                            DIRECTORS AND OFFICERS*

DIRECTORS                                        OFFICERS
William L. Walton(1)                             William L. Walton                          Kelly A. Anderson
Chairman of the Board &                          Chairman of the Board,                     Vice President, Corporate Controller &
Chief Executive Officer                          Chief Executive Officer & President        Assistant Treasurer

David Gladstone                                  Jon A. DeLuca                              Christina L. DelDonna
Vice Chairman                                    Executive Vice President, Treasurer &      Vice President & Assistant Controller
                                                 Chief Financial Officer
John D. Firestone(2,3)                                                                      Robert M. Monk
Partner, Secor Group                             Katherine C. Marien                        Vice President
                                                 Executive Vice President
Lawrence I. Hebert(1,3)                                                                     Penni F. Roll
Director & President,                            John M. Scheurer                           Vice President, Controller &
Perpetual Corporation                            Executive Vice President                   Assistant Treasurer

John I. Leahy(2)                                 George Stelljes III                        Suzanne V. Sparrow
President, Management &                          Executive Vice President                   Vice President, Investor Relations &
Marketing Associates, Inc.                                                                  Assistant Secretary
                                                 Joan M. Sweeney
John D. Reilly(1,3)                              Executive Vice President                   Gay S. Truscott
President, Reilly Investment Corporation                                                    Vice President
                                                 Thomas H. Westbrook
George C. Williams                               Executive Vice President                   Peter C. Fisher
Financial Consultant                                                                        Assistant Vice President
                                                 G. Cabell Williams III
Smith T. Wood(1,2)                               Executive Vice President                   Kristine M. Lansing
Director & President, CyberSERV, Inc.                                                       Assistant Vice President &
                                                 Tricia B. Daniels                          Assistant Secretary
(1) Executive Committee                          Senior Vice President & Secretary
(2) Audit Committee                                                                         Donna B. Natale
(3) Compensation Committee                       Richard E. Fearon, Jr.                     Assistant Vice President &
                                                 Senior Vice President                      Assistant Secretary
*As of March 1, 1997
                                                 Philip A. McNeill                          Arthur S. Cooper
                                                 Senior Vice President                      Assistant Secretary

                                                 Carr T. Preston                            Thomas R. Salley III
                                                 Senior Vice President                      Assistant Secretary


           QUARTERLY STOCK PRICE AND DISTRIBUTIONS TO SHAREHOLDERS

The following table sets forth the high and low bid prices of the Company's common stock by calendar quarter during 1996 and 1995 and the distributions paid per share. The quotations represent interdealer quotations and do not include markups, markdowns or commissions and may not necessarily represent actual transactions.

--------------------------------------------------------------------------------------------------------------
                                                       1996                                 1995
                                                            DISTRIBUTIONS                        Distributions
                                         HIGH       LOW       PER SHARE      High        Low       Per Share
--------------------------------------------------------------------------------------------------------------
First Quarter                           $18.50    $16.25        $0.33       $14.75     $13.75        $0.25
Second Quarter                          $18.50    $15.50        $0.35       $16.25     $14.00        $0.27
Third Quarter                           $20.25    $17.25        $0.38       $16.25     $15.00        $0.29
Fourth Quarter                          $21.88    $18.75        $0.41       $19.00     $15.75        $0.31
Annual Extra Distribution                                       $0.45                                $0.48
                                                                -----                                -----
  Total Distribution                                            $1.92                                $1.60
                                                                =====                                =====
--------------------------------------------------------------------------------------------------------------


Designed by Curran & Connors, Inc.